Valassis

positioned for growth passionate for our future



2012 Annual Report

intelligent media delivery

2012 - A year of building a foundation for growth and our future



Throughout 2012, our leadership team focused on building a foundation for our future. Our blueprint centered on creating a solid platform to build top and bottom line growth for our foreseeable future.

As the new President and CEO of Valassis, my first order of business was to form a strong leadership team. I wanted a team that would be very participative; contributing to key decisions and taking ownership of initiatives directly impacting our business. I'm extremely fortunate to have a team that collectively has over 150 years of experience with our company. Our team has demonstrated a track record of driving results while maintaining a passion for creating greater value for our clients and enhancing our unique and positive culture.

The acquisitions of Brand.net and Circle Street are key milestones in the evolution of our digital plan. Both acquisitions advance our ability to identify, locate and connect with consumers via online display, video and/or mobile platforms. The digital media landscape is evolving and clients are continuing to increase the dollars they are devoting to that space. Our unique ability to blend the targeted reach of digital with the scale, engagement and the call to action offered by print puts us in a great position to create true value and differentiation in the market.

In addition to integrating Brand.net and Circle Street, we've continued to make significant investments in product development, engineering and sales talent that will shape the future of our digital business and further leverage the momentum we've built in our organic digital business where we grew revenue by over 100% in 2012.

After a thorough review of our product portfolio, to ensure that we are aligning the right resources with the right opportunities, we made the decision to exit our newspaper polybag advertising and sampling and solo direct mail businesses. These mature businesses had been negatively impacted by decreased client demand and exiting them became part of a significant organization-wide cost reduction and right-sizing effort.



From a deployment of capital standpoint and as part of our responsibility to maximize value for our shareholders, we executed a purposeful stock repurchase plan. During calendar year 2012, we spent 64% of our free cash flow* or $112.0 million on stock repurchases at an average purchase price of $21.89 per share. To further enhance our return of capital, we announced the initiation of a quarterly cash dividend policy in December 2012 and made the first dividend payment January 2013.

*Free cash flow is a non-GAAP financial measure. See Page A-2 for the definition of free cash flow and a reconciliation to the most directly comparable GAAP financial measure.

Our vision for OUR future. To build on the foundation we established in 2012, we needed a new vision that would provide our associates, clients and shareholders a clear view of who we are and where we're going. Our leadership team – with major input from all of our associates – has crafted that new vision –

Creating the future of intelligent media delivery to drive your greatest success.

Our new vision speaks to our unique ability to deliver advertising and promotional messages by combining precise targeting, actionable insights and proven media to influence purchase behavior at home, on the go or in the store. As consumer media and shopping behaviors continue to shift and create changes in client advertising and promotional needs, we will continue to evolve and grow our intelligent media portfolio and innovate across all of our businesses.


intelligent media delivery

2013 and beyond

In 2013, we have a straight-forward plan for achieving growth across our business segments. Our plan is to:

- Grow our share of print markets by leveraging the proprietary scale, coverage and targetability of Shared Mail.
- Capitalize on the proven performance of our cooperative Free-standing Insert – a vehicle that continues to carry over 90% of all consumer packaged goods manufacturer offers – to grow volume and profitability.
- Leverage our enhanced in-store network – expanded by 12,000 stores with the addition of Rite Aid and Family Dollar – and improve our share of consumer packaged goods spend.
- Employ disciplined innovation across our entire product portfolio to create incremental growth from new and existing clients.

Moving forward, I believe we are in a great position to realize sustainable, long-term growth by leveraging three pillars:

1. Bringing our new vision to life and continually evolving our intelligent media portfolio to optimize clients' advertising and promotional efforts by blending online and offline solutions that engage consumers with relevant offers wherever they plan, shop, buy and share.

2. Allowing our 400-plus sales organization – and the relationships they own with more than 15,000 clients – to create unique differentiation based on a thorough understanding of our clients' objectives and the ability to optimize print and digital solutions to meet those needs.

3. Utilizing our attractive free cash flow to place a primary emphasis on return of capital, leaving ample opportunity to reduce debt and make thoughtful investments in our business while creating maximum value for our shareholders and a bright future for our company.

We are extremely well positioned for today and the future. Our leaders and our entire Valassis team are passionate about bringing our new vision to life. Our clients see real value within and across a product portfolio that delivers a unique blend of scale, targetability and proven return on their investment. During 2012, we've built a sound platform that puts us in a great position to grow. By relying on that solid foundation and creating the future of intelligent media delivery, I am confident we are ready to establish the sustained, profitable growth that will drive your greatest success.

Rob Mason
President and CEO

Our award-winning culture is the driving force behind our success

Awards and Recognition

Valassis was honored with 28 local, regional and national awards in 2012, recognizing the company for technology, innovation, diversity, culture and leadership. Among the most notable national awards in 2012 were *Advertising Age's* Best Place to Work; *InfoWeek* Top Technology Innovators; *Working Mother* Best Workplaces and Best Workplaces for Hourly Workers; American Advertising Federation's Mosaic Award; and National Association for Female Executives Top 50 Company for Executive Women.

The Printing Industries of America recognized our workplace practices in our print manufacturing facilities with their Best Workplace in the Americas Award. Additionally, the Printing Industries of the Carolinas and Gold Ink Awards recognized our excellence in printing.

Our workplace practices in Chicago, Illinois; Hartford, Connecticut; Houston, Texas; Livonia, Michigan; Louisville, Kentucky; Milwaukee, Wisconsin; and Phoenix, Arizona received recognition. As a result of being honored with Top Workplace awards regionally, we earned a Workplace Dynamics "Top Workplaces" National Award.

Corporate Citizenship

In partnership with the National Center for Missing & Exploited Children (NCMEC) and the U.S. Postal Service, Valassis distributes pictures of missing children as part of our Have You Seen Me?® photo program. The program is responsible for more than 87% of the leads NCMEC receives and reaches more than 100 million households each week in the mail, the newspaper and online at save.com and redplum.com.

Of the more than 2,800 children featured, more than 1,500 have been recovered through photo distribution programs like ours and other efforts. Valassis empowers the American public to take part in the effort to help safely recover these children, delivering hope to them and their families. In 2012, Valassis associates raised more than $92,000 for NCMEC.

Environmental Sustainability

Valassis has renewed its chain of custody certifications with the SFI (Sustainable Forestry Initiative) and the FSC (Forest Stewardship Council). Certification by these organizations represents an accepted sign of environmental sustainability through rigorous forest management standards and chain-of-production monitoring. Dual chain of custody displays that as a company, we offer long-term solutions to our 15,000 clients. We want to offer responsible environmental choices regarding their purchase decisions and to achieve their environmental goals. An audit by Scientific Certification Systems, a leading third-party provider of certification, auditing and testing services, verified adherence to the high standards set by these organizations at Valassis' printing facilities in Livonia, Michigan; Durham, North Carolina; and Wichita, Kansas.

Core Values

passion
INNOVATION
agility
client focus
teamwork
diversity and inclusion
HONESTY AND INTEGRITY
ownership

Relevant media that are targetable, measurable and proven

As consumer media engagement and shopping behaviors continue to evolve, Valassis has the right team, products and insights to allow our clients to speak to consumers wherever they plan, shop, buy and share.

Revenue Diversification - 2012
Business Segment



IDMS
8.6%
Free-standing Inserts
13.1%
Neighborhood Targeted
15.1%
Shared Mail
63.2%

Shared Mail

RedPlum® Shared Mail



RedPlum® Variable Data Postcard (VDP)



Waypoint

International, Digital Media & Services



Hunt's
0% high fructose corn syrup
100% natural ketchup

RedPlum® In-Store

Free-standing Inserts



redplum.com
Back-to-School Savings
Enjoy the simple goodness of Lancaster County
Turkey Hill
$1 Off Any Two

RedPlum® FSI

Neighborhood Targeted



Brighten up, lighten up and save up.
Pier 1 imports
SAVE
SUMMER

RedPlum® Newspaper Inserts



RedPlum® Digital

2012
financials at a glance

	Years Ended December 31,		
($ in millions)	2012	2011	% Change
Total Revenues	$2,162.1	$2,236.0	-3.3%
Average Shares Outstanding, Diluted (in thousands)	41,947	48,777	-14.0%
Net Earnings	$119.0	$113.4	+4.9%
Adjusted Net Earnings[a]	$124.7	$133.5	-6.6%
Adjusted EBITDA[a]	$305.4	$316.6	-3.5%



	Years Ended December 31,		
($ in millions)	2012	2011	2010
Stock Repurchases	$112.0	$215.1	$58.2
Free Cash Flow[a]	$175.3	$185.4	$165.5
Stock Repurchases as a Percentage of Free Cash Flow[a]	64%	116%	35%

[a] Adjusted net earnings, adjusted EBITDA and free cash flow are non-GAAP financial measures. See Page 17 of the accompanying Form 10-K for the definition of adjusted net earnings and a reconciliation to the most directly comparable GAAP financial measure. See Page A-2 for the definitions of adjusted EBITDA and free cash flow and reconciliations to the most directly comparable GAAP financial measures.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2012

or

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 1-10991

VALASSIS COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**38-2760940**
(State of Incorporation)	**(IRS Employer Identification Number)**

19975 Victor Parkway
Livonia, Michigan 48152
(Address of Principal Executive Offices)

Registrant's Telephone Number: (734) 591-3000

Securities registered pursuant to section 12(b) of the Act:

Title of each class	**Exchange on which registered**
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to section 12(b) of the Act:
None

Indicate by check mark if the registrant is a well-known season issuer, as defined in Rule 405 of the Securities Act:
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act:
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the voting and non-voting stock held by non-affiliates* of the registrant was approximately $570.7 million. As of February 22, 2013, there were 39,145,075 shares of the Registrant's Common Stock outstanding.

* Without acknowledging that any individual director or executive officer of Valassis is an affiliate, the shares over which they have voting control have been included as owned by affiliates solely for purposes of this computation.

Documents Incorporated by Reference

The applicable portions of Valassis' Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be held on or about May 3, 2013 are incorporated by reference herein into Part III of this Form 10-K.

VALASSIS COMMUNICATIONS, INC.
Index to Annual Report on Form 10-K
Year Ended December 31, 2012

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PART I

ITEM 1. BUSINESS

The Company

Valassis Communications, Inc. (referred to herein as "Valassis," "we," and "our") is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients' most valuable shoppers, offering unparalleled reach and scale. Our subsidiaries include Brand.net, a Valassis Digital Company, and NCH Marketing Services Inc. ("NCH"). Our consumer brands include RedPlum® and save.com.

We currently operate our business in the following reportable segments:

- Shared Mail - We offer the only national shared mail distribution network in the industry with products that have the ability to reach 9 out of 10 U.S. households through shared mail distribution. Our Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered primarily through the United States Postal Service ("USPS").
- Neighborhood Targeted - Products that are targeted to specific newspaper zones or neighborhoods based on geographic and demographic characteristics.
- Free-standing Inserts - Four-color booklets that contain promotions, primarily coupons, from multiple advertisers (cooperative), which we publish and distribute to approximately 60 million households through newspapers and shared mail.

In addition, all other lines of business that are not separately reported are captioned as International, Digital Media & Services, which includes Brand.net, NCH, Valassis Canada, Inc., Promotion Watch, and our in-store business.

Shared Mail

We distribute, through our wholly-owned subsidiary, Valassis Direct Mail, Inc., shared mail advertising products to approximately 70 million U.S. households, primarily on a weekly basis, largely through the USPS. The Shared Mail segment also includes solo mail and other products and services.

We maintain one of the most comprehensive and up-to-date residential address lists in the United States and have a total reach of over 113 million U.S. households. Our client base for this segment consists principally of national and local grocers, restaurants, drug stores, discount, department and home furnishing stores, and other retailers.

Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered mainly through the USPS. Individual clients can select targeting levels by choosing all ZIP code zones, specific ZIP code zones, or sub-zip code zones. Our advanced targeting capabilities enable clients, such as retail chains, to select areas serviced by their stores and, at the same time, distribute different versions of the targeted advertisements to reach their target consumers. Shared Mail clients share bulk pre-sort mailing rates for a single package, generating substantial savings relative to an individual mailing. In addition, the Shared Mail nationwide network of state-of-the-art distribution facilities provide clients with the ability to reach consumers within a two-day window, assuring timely delivery of coupons, dated offers and sale-break announcements. In 2012, we distributed approximately 3.6 billion shared mail packages, including 36.7 billion shared mail pieces.

Our core Shared Mail program is published under our consumer brand name RedPlum®. The RedPlum Shared Mail Package is a four-page, color booklet wrapped around individual print advertisements of various clients. Clients can select to utilize the RedPlum variable data postcard to be delivered with the RedPlum Shared Mail Package. RedPlum variable data postcards provide personalized advertising (tailored names, images, offers or messages) to the household level. The RedPlum Shared Mail Package reaches approximately 70 million U.S. households on a weekly basis. Shared Mail can reach an additional 35 million U.S. households that extend coverage to markets not already served by Shared Mail's core distribution network. Shared Mail handles clients' orders directly and manages distribution of their advertising through its Allied National Network Extension, or A.N.N.E. - a partnership of independent shared mail companies. Conversely, A.N.N.E enables participating members to offer their clients extended marketplace reach with the shared mail household coverage.

Solo mail and other products and services included in this segment consist of list procurement, addressing, processing and the distribution of brochures and circulars for individual clients through the USPS. We also provide ancillary services to complement our mail programs, such as list rental, and provide direct mail advertising solutions for local neighborhood businesses utilizing an envelope format.

Distribution costs, which include postage, transportation and other alternative delivery costs, are the largest cost component of the Shared Mail segment. For the year ended December 31, 2012, distribution costs represented approximately 55% of total Shared Mail costs.

Shared Mail revenues for the year ended December 31, 2012 were $1,365.6 million, or 63.2% of our total revenues. The top 10 clients accounted for approximately 17.0% of Shared Mail's revenues for the year ended December 31, 2012, and no one client accounted for over 10% of the segment revenues during the same period.

Neighborhood Targeted

We believe that our clients use us to place Neighborhood Targeted advertising because of our ability to negotiate favorable media rates, our experience in selecting the best newspapers to meet our clients' needs through our unique targeting capabilities and our well-developed production and national network placement capabilities. Media is the major cost component of the Neighborhood Targeted segment; however, some clients have contracts whereby we earn a transaction fee and the media costs are pass-through costs to the client. In such cases, we only recognize the transaction fee as revenue.

Newspaper Inserts - We provide our clients with print and media placement of traditional free-standing solo insert formats, as well as specialty print promotion products in various customized formats. Because these promotions feature only one client, the client has the ability to create a completely individualized promotion. This allows clients the flexibility to run inserts any day of the week in newspapers and through shared mail throughout the United States and to efficiently target these promotions. We specialize in producing full-service promotions for a wide range of clients allowing orders to be placed on a national, regional or local basis.

Run-of-Press ("ROP") - We offer our clients the ability to run their promotional advertising directly on the pages of newspapers by brokering advertising space. We offer the flexibility to run promotional advertising in any number of the available newspapers in our network of over 15,000 publications. The short lead time associated with this business makes this medium attractive for last-minute marketing decisions by our clients.

Neighborhood Targeted products generated revenues of $326.4 million for the year ended December 31, 2012, or 15.1% of our total revenues. The top 10 clients accounted for approximately 58.2% of Neighborhood Targeted revenues for the year ended December 31, 2012, and two clients accounted for 16.3% and 10.6%, respectively, of the segment revenues during the same period.

Free-standing Inserts ("FSI")

Cooperative FSIs are four-color booklets containing promotions, primarily coupons, from multiple clients, printed by us at our own facilities and distributed through newspapers and shared mail. In 2012, we delivered our traditional cooperative FSIs to approximately 60.5 million households on 41 publishing dates.

The majority of our cooperative FSI business is conducted under long-term contracts, which currently average over two years in duration. Under these contracts, clients typically guarantee us a percentage of their cooperative FSI pages at agreed upon pricing covering a specified amount of time. The FSI offers product category exclusivity for our clients so that competing products in the same product category will not be printed in the same FSI book. If a category is not available on the date requested, the client has the option to use our competitor's FSI or select another date from us to include their promotion. Due to this environment, many clients reserve their space well in advance of the actual promotion date.

At the end of the selling cycle for each cooperative FSI program, there is generally space in the booklet that has not been sold. This "remnant" space is sold at a discounted price, primarily to direct response marketers, who are placed on a waiting list for space that may become available. We select direct response marketers as remnant space clients on the basis of a number of factors, including price, circulation, reputation and credit-worthiness. Direct response clients are subject to being "bumped" in favor of a regular price client in need of space at the last minute. Remnant space represents approximately 20% of the total FSI pages we distribute annually and the associated revenues are included in total FSI revenues for financial reporting purposes.

The cost components of the FSI segment are media distribution, paper and manufacturing/transportation costs, which represented approximately 38%, 31% and 31% of total FSI segment costs, respectively, for the year ended December 31, 2012.

Total FSI segment revenues for the year ended December 31, 2012 were $283.9 million, or 13.1% of our total revenues. The top 10 FSI clients accounted for approximately 40.9% of FSI segment revenues for the year ended December 31, 2012, and no one client accounted for over 10% of FSI segment revenues for the same period.

International, Digital Media & Services

NCH - NCH is a provider of coupon clearing, analytical promotion information management products and marketing services for retailers and consumer-packaged goods manufacturers in the United States and Europe and has production facilities in Mexico and Poland. Services include retailer coupon clearing, manufacturer redemption and promotion analysis. During 2012, approximately 26.7% of NCH revenues were generated from Europe. In 2012, consumers redeemed $3.8 billion in coupons, an approximately $800 million decrease from 2011 reflecting an approximately 17% decrease in redemptions of the 305 billion coupons distributed to consumers by consumer packaged goods manufacturers in both 2011 and 2012.

Digital - Brand.net uses Purchase Precision Technology™ to empower advertisers to reach their targeted audiences at scale across quality, high-impact display, video and mobile environments. Our zip code targeting technology provides clients a unique and efficient method for targeting the right consumer in the right geography. In addition to our display advertising capabilities offered through Brand.net, our suite of digital products includes secure digital coupon prints, coupon and mobile offers to frequent shopper cards. Our digital products provide our clients with the unique opportunity to integrate offline and online media. Save.com and our RedPlum Network of affiliate sites allow clients to reach consumers as they increasingly seek value online.

Valassis Canada, Inc. - Valassis Canada provides promotional products and services in Canada, including FSIs, which reach approximately 7.5 million Canadian households.

Promotion Watch, Inc. - Promotion Watch offers a variety of promotion security and consulting services, including the execution of sweepstakes and contests. Promotion Watch helps clients with the entire promotion process, from preliminary planning, through the writing of official rules, overseeing the printing and placement of winning pieces and conducting background investigations of winners.

In-store - Reaching a network of approximately 15,000 drug, grocery and discount stores, the Valassis RedPlum In-store portfolio consists of brand equity, price and coupon-driven solutions designed to increase brand awareness and influence purchases at shelf.

International, Digital Media & Services generated revenues of $186.2 million for the year ended December 31, 2012, or 8.6% of our total revenues. The top 10 clients accounted for approximately 27.3% of International, Digital Media & Services revenues for the year ended December 31, 2012, and no one client accounted for over 10% of the segment revenues during the same period.

Competition

Shared Mail

Our Shared Mail segment competes for advertising dollars from clients who want the ability to target selected potential consumers on a cost-effective basis and provide a superior return on their advertising investment. This segment's principal direct marketing competitors are other companies with residential lists and similar cooperative mailing advertising programs. These companies have a significant presence in many of our markets and represent direct competition to the RedPlum Shared Mail package in those areas. Competition for market share and advertising dollars from clients comes from other forms of print media, such as newspapers, magazines and other advertising printers, and electronic media such as radio, broadcast, the Internet and other communication media. The extent and nature of such competition are, in large part, determined by location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. To the extent our clients decide to use other forms of print and electronic media and other advertising in general, it could have a material adverse effect on our business, financial condition and results of operations.

Neighborhood Targeted

Our Neighborhood Targeted segment competes against commercial printers and media placement agencies for solo specialized promotional programs for single advertisers. While both types of competitors have a history of competing on the basis of price to increase volume and improve economies of scale, commercial printers tend to be particularly aggressive during the periods when they have unused capacity. To the extent our competitors in these businesses decide to compete more aggressively on price due to excess capacity or for other reasons, it could have a material adverse effect on our business, financial condition and results of operations.

We also compete with several newspaper network groups in the ROP market. While entering the ROP business does not require a significant investment in machinery and equipment, it does require a significant investment in systems and human resources in order to compete in today's environment. An increase in the number of ROP competitors could result in a loss of market share.

Free-standing Inserts

Our RedPlum cooperative FSI competes principally with the FSI distributed by News America Marketing FSI, or News America, a company owned by The News Corporation. We compete for business primarily on the basis of price, category availability, targeting ability and customer service and relationships. We believe our unique ability to blend our national shared mail network with newspaper-delivered distribution will differentiate us in the FSI industry as newspaper circulation continues to decline. The FSI industry as a whole has experienced a 1.5% increase in FSI industry units in 2012, which positively impacted FSI segment profit in 2012. To the extent our competitor in this business decides to compete more aggressively, it could reduce our market share and have a material adverse effect on our business, financial condition and results of operations.

International, Digital Media & Services

In our International, Digital Media & Services segment, NCH competes against Carolina Manufacturing Services and Carolina Services, both owned by Inmar, Inc., and International Outsourcing Services, LLC for coupon clearing services in the United States. To the extent our competitors in this business decide to compete more aggressively on price, it could reduce our market share and have a material adverse effect on our business, financial condition and results of operations.

Brand.net competes against various digital media providers, the largest of which include Google and Yahoo. We also compete against traditional display advertising networks, including Undertone and Collective Media. Catalina and MaxPoint are also competitors within specific niche areas of the marketplace.

Our in-store business competes against News America primarily on the basis of our drug, grocery and discount store network, price and customer service and relationships. To the extent our competitor in this business decides to compete more aggressively on price or the acquisition or retention of grocery stores for its network, it could reduce our market share and have a material adverse effect on our business, financial condition and results of operations.

Clients

No single client accounted for more than 10% of our consolidated revenues during the years ended December 31, 2012, 2011, or 2010.

Employees

As of December 31, 2012, we had approximately 6,400 full-time employees worldwide. Approximately 4,200 are employed in the United States. One domestic and some foreign locations have employees represented by labor unions; we consider labor relations with employees to be good and have not experienced any interruption of our operations due to labor disagreements.

Raw Materials

Paper is the primary raw material essential to our business. A variety of factors, including demand, capacity, pulp supply and general economic conditions, can affect paper prices. To protect against significant price fluctuations and to maximize purchasing efficiencies, including volume discounts, from time to time we enter into long-term contracts which protect us from significant near-term increases in the price of paper. During 2012, we purchased approximately 77% of our paper from a single supplier pursuant to a contract which expires at the end of 2013. See "Significant increases in the cost of paper, which are beyond our control, could adversely affect our business, results of operations and financial condition" in **Item 1A. Risk Factors**.

Segment Reporting

For segment financial information for the years 2012, 2011 and 2010, see **Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations** and Note 13, *Segment Reporting*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K.

Availability of Filings

We make all of our reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, available, free of charge, on our Web site at www.valassis.com, as soon as reasonably practicable after electronically filing with the Securities and Exchange Commission, or the SEC.

ITEM 1A. RISK FACTORS

Before you make an investment decision with respect to any of our securities, you should carefully consider all the information we have included or incorporated by reference in this Annual Report on Form 10-K and our subsequent periodic filings with the SEC. In particular, you should carefully consider the risk factors described below and read the risks and uncertainties related to "forward-looking statements" as set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," or MD&A. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also adversely affect our business and operations. The following risk factors should be read in conjunction with MD&A and our consolidated financial statements and related notes included in this Annual Report on Form 10-K.

Our substantial indebtedness could adversely affect our financial health and make it more difficult for us to service our debt or obtain additional financing, if necessary.

Our substantial level of indebtedness could have a material adverse effect on our business and make it more difficult for us to satisfy our obligations under our outstanding indebtedness. As a result of our significant amount of debt and debt service obligations, we face increased risks regarding, among other things, the following:

- our ability to borrow additional amounts or refinance existing indebtedness in the future for working capital, capital expenditures, acquisitions, debt service requirements, investments, stock repurchases, execution of our growth strategy, or other purposes may be limited or such financing may be more costly;
- we have reduced availability of cash flow to fund working capital requirements, capital expenditures, investments, acquisitions or other strategic initiatives and other general corporate purposes because a substantial portion of our cash flow is needed to pay principal and interest on our debt;
- we are more vulnerable to competitive pressures and to general adverse economic or industry conditions, including fluctuations in market interest rates or a downturn in our business;
- we may be placed at a competitive disadvantage relative to our competitors that have greater financial resources than us, including News America and its parent corporation;
- it may be more difficult for us to satisfy our financial obligations; and
- there could be a material adverse effect on our business and financial condition if we were unable to service our debt or obtain additional financing, as needed.

In addition, the indentures governing our unsecured 6 5/8% Senior Notes due 2021, or the 2021 Notes, and our Senior Secured Convertible Notes due 2033, or the 2033 Secured Notes, and our Senior Secured Credit Facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. We cannot assure you that our assets or cash flow would be sufficient to fully repay such debt, if accelerated, or that we would be able to repay, refinance or restructure the payments on such debt. See "-The restrictive covenants in our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes and any of the agreements governing our future indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks."

Despite our current indebtedness levels and the restrictive covenants set forth in the agreements governing our indebtedness, we and our subsidiaries may be able to incur substantially more indebtedness. This could increase the risks associated with our substantial indebtedness.

The terms of our Senior Secured Credit Facility and the indentures governing our 2021 Notes and the 2033 Secured Notes permit us and our subsidiaries (including non-guarantor subsidiaries) to incur certain additional indebtedness, including additional secured indebtedness, and other liabilities that do not constitute indebtedness. If we or our subsidiaries are in compliance with the financial covenants set forth in these agreements, if any, we and our subsidiaries may be able to incur substantial additional indebtedness, including secured indebtedness. The indentures governing our 2021 Notes and 2033 Notes allow us to issue additional notes and other indebtedness in certain circumstances which may also be guaranteed by the guarantors and future domestic subsidiaries. In addition, under certain circumstances we will have the right to increase the size of our Senior Secured Credit Facility and incur additional secured indebtedness thereunder. As of December 31, 2012, we had $42.6 million available under the Revolving Line of Credit portion of our Senior Secured Credit Facility after giving effect to outstanding letters of credit. If new indebtedness is added to our or our subsidiaries' current indebtedness levels, the related risks that we and they now face could intensify.

We may not be able to generate a sufficient amount of cash flow to meet our debt obligations.

Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness depends on our future financial and operating performance, which, in turn, will be subject to prevailing economic conditions and certain financial, business, competitive and other factors beyond our control. If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of our debt could declare all outstanding principal and interest on our debt to be due and payable and we could be forced into bankruptcy or liquidation. If our cash flow and capital resources are insufficient to fund our debt obligations, we would face substantial liquidity problems and may be forced to reduce or delay scheduled expansions and capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt or revise or delay our strategic plans. In addition, we cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future. If we are required to take any of the actions referred to above, it could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would be able to take any of these actions on terms acceptable to us, or at all, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

The restrictive covenants in our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes and any of the agreements governing our future indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

Our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes contain affirmative and negative covenants that limit our and our subsidiaries' ability to take certain actions. Our Senior Secured Credit Facility requires us to maintain specified financial ratios and satisfy other financial conditions. Our Senior Secured Credit Facility and the indentures governing the 2021 Notes and the 2033 Secured Notes also restrict, among other things, our and our subsidiaries' ability to:

- incur additional debt;
- pay dividends and make other restricted payments;
- make certain investments, loans and advances;
- create or permit certain liens;
- issue or sell capital interests of restricted subsidiaries;
- use the proceeds from sales of assets and subsidiary interests;
- enter into certain types of transactions with affiliates;
- create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into sale and leaseback transactions; and
- sell all or substantially all of our assets or consolidate or merge with or into other companies.

These restrictions may limit our ability to operate our business and may prohibit or limit our ability to execute our business strategy, compete, enhance our operations, take advantage of potential business opportunities as they arise or meet our capital needs. Furthermore, future debt instruments or other contracts could contain financial or other covenants more restrictive than those applicable to our Senior Secured Credit Facility, the 2033 Secured Notes or the 2021 Notes.

The breach of any of these covenants by us or the failure by us to meet any of these conditions or requirements could result in a default under any or all of such indebtedness. Our ability to continue to comply with these covenants and requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under our debt agreements could trigger events of default under our other debt agreements and the holders of the defaulted debt could declare all of the amounts outstanding thereunder, together with accrued interest, to become immediately due and payable. If such acceleration occurs, we would not be able to repay our debt and we may not be able to borrow sufficient funds to refinance our debt. Even if new financing is made available to us, it may not be on terms acceptable to us.

The borrowings under our Senior Secured Credit Facility are based on variable rates of interest, which could result in higher interest expense in the event of an increase in interest rates.

As of December 31, 2012, $327.5 million of aggregate indebtedness remained outstanding under our Senior Secured Credit Facility and was subject to variable interest rates. However, on July 6, 2011, we entered into an interest rate swap agreement with an initial notional amount of $186.3 million. The effective date of this agreement was June 30, 2012. This interest rate swap agreement effectively fixes, at 3.6195% (including the current applicable margin), the interest rate for the portion of our variable rate debt outstanding under our Senior Secured Credit Facility equal to the outstanding notional amount of the interest rate swap agreement. The initial notional amount of $186.3 million amortizes quarterly by (i) $2.8 million from the effective date through the quarter ending September 30, 2013, (ii) $5.6 million from September 30, 2013 through the quarter ending September 30, 2014, and (iii) $8.4 million from September 30, 2014 until June 30, 2015, the expiration date of the agreement.

As of December 31, 2012, the variable rate indebtedness outstanding under our Senior Secured Credit Facility in excess of the outstanding notional amount of the interest rate swap agreement described above was an aggregate principal amount of $146.9 million, and is subject to interest rate risk, as our interest payments will fluctuate as the underlying interest rate changes. If there is a 1% increase in the Eurodollar Rate, the interest rate currently applicable to this variable rate indebtedness, and we do not alter the terms of our interest rate swap agreement or enter into a new interest rate swap agreement, our debt service obligations on our variable rate indebtedness would increase by a total of $4.6 million between January 1, 2013 and June 27, 2016, the maturity date of the Senior Secured Credit Facility, which would affect our cash flows and results of operations. If we borrow additional amounts under the Revolving Line of Credit portion of our Senior Secured Credit Facility, our interest rate risk may increase.

Increased competition could reduce the demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations and business prospects.

Our products that reach a large area at low cost compete in the cooperative FSI business principally with News America. We compete for business primarily on the basis of price, category availability, targeting ability and customer service and relationships.

FSI prices have declined substantially over the last several years. We cannot predict when, or if, FSI prices will stabilize or increase. This has resulted generally in decreasing revenues and profitability for our FSI segment. When FSI contracts come up for renewal, we may not be able to renew them on favorable terms or at all. In addition, our primary competitor, News America, and its parent corporation, have substantially greater financial resources than we do and may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do. During 2011 and 2012, News America took a greater market share and could take a greater market share going forward and cause us to lose business from our clients.

In addition, it is possible that alternative media or changes in promotional materials, strategies or coupon delivery methods, including, without limitation, as a result of declines in newspaper circulation, could make our products less attractive to our clients and could cause a loss of demand for our products and services.

Our Shared Mail segment is our largest revenue producer and most profitable segment. Our Shared Mail segment's media business faces intense competition based primarily on the ability to target selected potential consumers on a cost-effective basis and provide a satisfactory return on advertising investment. Shared Mail products also compete for advertising dollars against other forms of print and electronic media and other advertising in general. Competition for market share also comes from magazines, radio, broadcast and cable television, shoppers, the Internet, other communications media and other advertising printers that operate in Shared Mail markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. Shared Mail clients and prospective clients are operating with lower advertising budgets, while trying to allocate their spending across a growing number of media channels. They are increasingly faced with the challenge of doing more with less. The failure to develop new products and services could result in the loss of clients to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect growth.

Our Neighborhood Targeted segment competes against commercial printers and media placement agencies for solo specialized promotional programs for single advertisers. While both types of competitors have a history of competing on the basis of price to increase volume and improve economies of scale, commercial printers tend to be particularly aggressive during periods when they have unused capacity. To the extent our competitors decide to compete more aggressively on price due to excess capacity or for other reasons, it could have a material adverse effect on our business, financial condition and results of operations.

Our Neighborhood Targeted products also compete with several newspaper network groups in the ROP market. While entering the ROP market does not require a significant investment in machinery and equipment, it does require a significant investment in systems and human resources in order to compete effectively. An increase in the number of ROP competitors could result in a loss of market share.

In our International, Digital Media & Services segment, our subsidiary, NCH Marketing Services, Inc., competes against Carolina Manufacturing Services and Carolina Services, both owned by Inmar, Inc., and International Outsourcing Services, LLC for coupon clearing and redemption services in the U.S., and our in-store business competes against News America. Brand.net competes against various digital media providers, the largest of which include Google and Yahoo. Brand.net also competes against traditional display advertising networks, including Undertone and Collective Media. Catalina and MaxPoint are also competitors within specific niche areas of the marketplace. To the extent that our competitors in these businesses decide to compete more aggressively on price, it could lower our market share and have a material adverse effect on our business, financial condition and results of operations.

Our Shared Mail segment depends on the USPS for delivery of its products. If the USPS does not fulfill their obligations or significantly increases the cost of postage, our Shared Mail segment may lose clients and experience reduced revenues and profitability.

Our Shared Mail segment's products are primarily delivered through the USPS. The inability of the USPS to deliver our Shared Mail segment's products on a timely basis or a significant reduction in the number of days the USPS delivers mail could disrupt our Shared Mail segment's business and, in turn, have a material adverse effect on our business, financial condition and results of operations. In February 2013, the Postmaster General proposed a plan to be effective in August 2013 that would eliminate Saturday mail delivery. Because less than 1 percent of our Shared Mail segment's mailed volume is delivered on Saturday and, under the proposed plan, the post offices would remain open on Saturday to accept and process our mail for delivery at the beginning of the week, the impact to us and our customers is expected to be negligible. However, if the USPS were to further reduce the number of days it delivers mail, it could have a material adverse effect on our business, financial condition and results of operations.

Postage expense is our Shared Mail segment's largest expense. USPS rates increase periodically, and we have no control over increases that may occur in the future. A significant increase in the cost of postage combined with our Shared Mail segment's inability to successfully pass through such postage rate increase directly to our clients could have a material adverse effect on our business, financial condition and results of operations.

Significant increases in the cost of paper, which are beyond our control, could adversely affect our business, financial condition and results of operations.

We are dependent upon the availability of paper to print our clients' advertising circulars. Paper costs have historically experienced significant fluctuations. During 2012, we purchased approximately 77% of our paper from a single supplier pursuant to a fixed-price contract that expires at the end of 2013 and the remainder of our paper purchases were subject to variable market prices. We intend to enter into new long-term contracts in the future; however, we may be unable to do so upon similar terms and conditions, including price increase limitations and volume discounts. Changes in the supply of, or demand for, paper could affect the cost of paper or delivery times. We do not engage in hedging activities to limit our exposure to increases in paper prices and we have a limited ability to pass increased costs along to our clients. In the future, the price of paper may fluctuate significantly due to changes in supply and demand. We cannot assure you that we will have access to paper in the necessary amounts or at reasonable prices or that any increases in paper costs would not have a material adverse effect on our business, financial condition and results of operations.

The possibility of consolidation in our client base, the loss of clients to alternative advertising methods or decreases in the frequency or amount of clients' programs could impact our revenue growth and profitability.

In recent years, there has been a growing trend toward retailer consolidation. As a result of this consolidation, the number of retailers to which we sell our products and services may decline and lead to a decrease in our revenues. In addition, we may lose clients due to the acquisition of such clients by companies that are not interested in using our products and services or that eliminate retail locations of our existing clients. Similarly, with respect to our in-store business, significant decreases in the number of stores within our retail network (whether as a result of retailer consolidation or otherwise) may adversely impact the demand for our in-store products. Also, a client may decide to decrease its program frequency or modify the amount, pages and weight, and kind of advertising pieces it purchases from us, whether due to the increased use of alternative advertising methods or shifts in consumer behavior, such as the increase in coupon redemption rates that has increased the cost per program for our clients, which has resulted in our clients in the consumer packaged goods vertical reducing the number of programs across many of our products. Our clients may be impacted by the items detailed above and by other general economic and business conditions that could affect their demand for our products and services. In the event of significant revenue decreases in our Shared Mail segment, we may experience a corresponding impact to profit due to the fixed cost nature of postage expense. Postage costs associated with advertising packages are fixed in nature for packages that weigh 3.3 ounces or less, whether or not the package is partially or completely filled. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our clients may be susceptible to changes in general economic conditions.

Our revenues are affected by our clients' marketing spending and advertising budgets. Our revenues and results of operations may be subject to fluctuations based upon general economic conditions in the geographic locations where we offer services or distribute content. A continued recession or slower than anticipated improvement in economic conditions in these geographic locations may reduce demand for our products and services or depress pricing or prevent us from increasing pricing of those products and services and have a material adverse effect on our business, financial condition and results of operations. Changes in global economic conditions could also shift demand to products and services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. In addition, if we are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

If a client experiences financial difficulty, or is otherwise unable to meet its obligations as they become due, our financial condition and results of operations could be adversely affected.

If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. Bankruptcy filings by or relating to one of our clients could bar us from collecting pre-bankruptcy debts from that client. A client bankruptcy would delay our efforts to collect past due balances and could ultimately preclude full collection of these amounts. We may recover substantially less than the full value of any unsecured claims in the event of the bankruptcy and there is no guarantee our allowance for doubtful accounts would adequately cover such unrecovered amounts, which could adversely impact our financial condition and results of operations.

Failure to maintain adequate internal controls may affect our ability to report timely and accurate financial statements and adversely affect our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies design and maintain an adequate system of internal control over financial reporting and assess and report on such internal control structure annually. Such a system of controls, however well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. In addition, the design of any internal control system is based in part upon certain assumptions regarding the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There can be no assurance that our internal control systems and procedures will not result in or lead to a future material weakness, or that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. A material weakness in internal control over financial reporting would require our management and independent registered public accounting firm to evaluate our internal controls as ineffective. Furthermore, if we fail to maintain proper and effective internal controls, our ability to report our financial results on a timely and accurate basis may be impaired. If our internal control over financial reporting is not considered adequate, or if as a result we are unable to report our financial results on a timely and accurate basis, we may, among other things, experience a loss of public confidence, which could have an adverse effect on our business and stock price.

Because we self-insure a number of our benefit plans, unexpected changes in claim trends may negatively impact our financial condition.

We self-insure a significant portion of expected losses under our workers' compensation program and medical benefits claims. While we maintain third-party stop-loss insurance policies to cover certain liability costs in excess of predetermined retained amounts, unexpected changes in claim trends, including the severity and frequency of claims, actuarial estimates and medical cost inflation could result in costs that are significantly different than initially reported. If future claims-related liabilities increase due to unforeseen circumstances, our self-insurance costs could increase significantly.

Due to uncertainty in the application and interpretation of applicable state sales tax laws, we may be exposed to additional sales tax liability.

The application and interpretation of applicable state sales tax laws to certain of our products is uncertain. Accordingly, we may be exposed to additional sales tax liability to the extent various state jurisdictions determine that certain of our products are subject to such jurisdictions' sales tax. As of December 31, 2012, we have recorded a liability of $7.6 million, reflecting our best estimate of our contingent sales tax liability. While we believe all of our estimates and assumptions are reasonable and will be sustained upon audit, the actual liabilities may exceed such estimates. If so, it could have a material adverse effect on our business, financial condition and results of operations.

We cannot provide any guarantee of future dividend payments or that we will continue to repurchase our common stock pursuant to our stock repurchase program.

Although our Board of Directors has indicated an intention to pay future quarterly cash dividends on our common stock and to continue to repurchase shares of our common stock under our share repurchase program, any determination to pay cash dividends on our common stock or repurchase shares of our common stock under our share repurchase program in the future will be based primarily upon our financial condition, results of operations, business requirements, and our Board of Directors' continuing determination that such dividends or share repurchases are in the best interests of our stockholders and are in compliance with all laws and our agreements applicable to the declaration and payment of cash dividends.

Our business is subject to complex and evolving laws and regulations in the United States and abroad regarding the internet, internet-related technologies and activities, privacy, data security, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business.

We are subject to a wide variety of laws and regulations in the United States and abroad that involve matters central to our business, including the internet and internet-related technologies and activities, interest-based advertising, direct marketing, privacy, data collection, data aggregation, data protection, consumer protection, and more. These laws and regulations, many of which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations in the United States and abroad are often uncertain, particularly in the rapidly evolving digital environment in which we operate. For example, the application and interpretation of some laws and regulations that could govern data brokers and advertising networks is unsettled and developments in this area could affect the manner in which we operate our business, and the manner in which our third party data suppliers and publisher websites operate their businesses, and could reduce our future revenues and adversely affect what we perceive to be a competitive advantage. Laws and regulations abroad can be even more restrictive on matters involving privacy and data protection. Our introduction of new products or acquisition of new businesses and technologies may subject us to additional laws and regulations.

Existing and proposed laws and regulations can be costly to comply with and can increase our operating costs, require significant management time and attention, delay or impede the operation of our business and the development of new products, and subject us to inquiries or investigations, enforcement actions, claims or other remedies, including fines or demands that we modify or cease existing business practices. In addition, we cannot assure that our customers and suppliers are currently in compliance, or will remain in compliance, with these laws and their own privacy policies. If our customers use our services and technologies in a manner that is not in compliance with these laws or their own stated privacy policies it may harm our business and operations and we may be held liable.

Government agencies, trade associations and industry groups have implemented self-regulatory frameworks, including those involving interest-based advertising, and these frameworks are subject to change. Government agencies, trade associations and industry groups may implement new frameworks addressing areas affecting our business including data aggregation, "do not track" and tracking technologies. Similarly, some companies have released and are planning to release technologies that can impede our ability to conduct our business, including technologies that block trackers and browsers that default to "do not track". These self-regulatory frameworks and technologies could undermine our ability to engage in targeted marketing, impede our ability to conduct our business, increase our costs, reduce our future revenues and may adversely affect what we perceive to be a competitive advantage.

If our security measures are breached, or if we are subject to attacks that degrade or deny access to or delivery of our products and services, we may incur significant legal and financial exposure.

Our products and services involve the storage and transmission of consumer-related information and security breaches expose us to a risk of loss of this information, degradation of our products or services, litigation, and potential liability. As with most online businesses, we experience cyber attacks of varying degrees on a regular basis. Our security measures may be breached due to cyber attack, employee error, malfeasance or otherwise, and outside parties may attempt to fraudulently induce employees to permit access, or to disclose information in order to gain access, to our information systems or our data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our products and services that could potentially have an adverse effect on our business.

The uncertainty of current economic and political conditions make budgeting and forecasting difficult and may reduce sales promotion spending.

The future direction of the overall domestic and global economies could have a significant impact on our business. The potential for future terrorist attacks, increased global conflicts and the escalation of existing conflicts has created worldwide uncertainties that may have a negative impact on demand for our products. In addition, the continuing economic downturn of the past several years has decreased the advertising budgets of our client base, which could have a material impact on our business, results of operations and financial condition. Because all components of our budgeting and forecasting, as well as that of our clients, are dependent upon estimates of growth in the markets served and demand for our products and services, the global economic downturn of the past several years and related financial market uncertainties may render estimates of future income and expenditures even more difficult to make than usual. Future events that may not have been anticipated could have a material adverse effect on our business, financial condition and results of operations.

These risk factors that may affect future performance and the accuracy of forward-looking statements are illustrative. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in a leased office complex in Livonia, Michigan. In addition, throughout the United States, we have 43 total leased office buildings and operations facilities. Internationally, we have three leased sales offices and four leased operations facilities. Below is a listing of our owned facilities:

Location	Type	Primary Segment
Delicias, Mexico	Production/Office	International, Digital Media & Services
Durham, NC USA	Printing	FSI/Shared Mail
Juarez, Mexico	Operations	International, Digital Media & Services
Livonia, MI USA*	Printing/Warehouse	Neighborhood Targeted
Livonia, MI USA*	Operations	FSI/Neighborhood Targeted
Nuevo Laredo, Mexico	Operations	International, Digital Media & Services
Wichita, KS USA	Printing	FSI/Shared Mail

* In connection with entering into the credit agreement governing our Senior Secured Credit Facility, we granted a security interest in these domestic locations.

We have renewal rights for most of the leases and anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities are in good condition and have sufficient capacity to handle present volumes although, during periods of unusual demand, we may require services of contract printers.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on our financial position, results of operations or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange (ticker symbol: VCI). There were approximately 752 record holders of Valassis' common stock at December 31, 2012.

High and low stock prices per share during the years ended December 31, 2012 and 2011:

	2012		2011	
Quarter Ended	High	Low	High	Low
March 31,	$ 26.77	$ 18.96	$ 33.48	$ 27.00
June 30,	$ 23.52	$ 18.70	$ 30.81	$ 25.70
September 30,	$ 27.68	$ 19.25	$ 31.95	$ 18.50
December 31,	$ 28.19	$ 23.89	$ 23.11	$ 14.71

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects our repurchases of our common stock during the three months ended December 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share (including broker commissions)	Total Number of Shares Purchased as Part of Publicly Announced Plan (a)	Maximum Number of Shares that May Yet be Purchased under the Plan (b)
October 1, 2012 to October 31, 2012	482	$ 26.40	482	3,354,342
November 1, 2012 to November 30, 2012	982,120	$ 25.27	982,120	2,372,222
December 1, 2012 to December 31, 2012	—	$ —	—	2,372,222
	982,602	$ 25.27	982,602	

(a) On August 25, 2005, our Board of Directors approved the repurchase of 5 million shares of our common stock. This share repurchase plan was suspended in February 2006. On May 6, 2010, our Board of Directors reinstated this share repurchase plan. In May 2011, our Board of Directors approved an increase of 6 million shares to this share repurchase plan. In May 2012, our Board of Directors approved an additional increase of 6 million shares to this share repurchase plan.

(b) Our ability to make share repurchases may be limited by the documents governing our indebtedness.

ITEM 6. SELECTED FINANCIAL DATA

(in millions of U.S. dollars, except per share data and ratios)	Year Ended December 31,				
	2012	2011	2010	2009	2008
Revenues	$2,162.1	$2,236.0	$2,333.5	$2,244.2	$2,381.9
Net earnings (loss)	119.0 (a)	113.4 (b)	385.4 (c)	66.8 (d)	(209.7) (e)
Total assets	1,589.0	1,644.4	1,845.7	1,744.0	1,853.2
Long-term debt, less current portion	565.1	587.6	699.2	1,004.9	1,111.7
Net earnings (loss) per common share, basic	2.96 (a)	2.43 (b)	7.84 (c)	1.39 (d)	(4.37) (e)
Net earnings (loss) per common share, diluted	2.84 (a)	2.33 (b)	7.42 (c)	1.36 (d)	(4.37) (e)
Ratio of earnings to fixed charges (f)	5.96x	5.01x	9.54x	2.15x	(g)
Cash dividends declared per common share	0.31	—	—	—	—

(a) Includes $4.7 million, net of tax, or $0.12 per common share, basic and $0.11 per common share, diluted, in goodwill impairment charges (for further information, see Note 2, *Goodwill and Other Intangible Assets*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K), $6.0 million, net of tax, or $0.15 per common share, basic and $0.14 per common share, diluted, in restructuring and other postemployment charges (for further information, see Note 13, *Segment Reporting*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K) and $5.0 million tax benefit, or $0.12 per common share, basic and common share, diluted, resulting from the expiration of certain tax reserves.

(b) Includes $4.3 million, net of tax, or $0.09 per common share, basic and common share, diluted, in intangible asset write-offs (for further information, see Note 2, *Goodwill and Other Intangible Assets*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K) and $4.2 million, net of tax, $0.09 per common share, basic or $0.08 per common share, diluted, in restructuring and other postemployment charges (for further information, see Note 13, *Segment Reporting*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K). Includes a $11.6 million loss on extinguishment of debt and related charges, net of tax, $0.25 per common share, basic or $0.24 per common share, diluted, related to our cash tender offer, consent solicitation and redemption of our outstanding 2015 Notes and the replacement and termination of our Prior Senior Secured Credit Facility (for further information, see Note 3, *Long-Term Debt*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K).

(c) Includes a $301.4 million gain on litigation settlement, net of tax and related payments, $6.13 per common share, basic or $5.80 per common share, diluted, associated with the News America litigation settlement proceeds (for further information, see Note 6, *Gain from Litigation Settlement*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K) and $14.7 million loss on extinguishment of debt, net of tax, $0.30 per common share, basic or $0.28 per common share, diluted, related to our tender offer and open market repurchases of $297.8 million aggregate principal amount of our 8¼% Senior Notes due 2015 (for further information, see Note 3, *Long-Term Debt*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K).

(d) Includes a $6.2 million gain on extinguishment of debt, net of tax, or $0.13 per common share, basic and common share, diluted, related to our repurchases of an aggregate principal amount of $133.5 million of outstanding term loans under our Senior Secured Credit Facility.

(e) Includes a $223.4 million non-cash impairment charge, net of tax, or $4.66 per common share, basic and common share, diluted, related to the carrying value of the goodwill and intangible assets associated with the Shared Mail and International, Digital Media & Services segments.

(f) The ratio of earnings to fixed charges was computed by dividing (a) earnings before fixed charges, income taxes and extraordinary items by (b) fixed charges, which consist of interest expense, amortization of debt issuance costs and the interest portion of rent expense.

(g) Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $215.8 million.

This information should be read in conjunction with our consolidated financial statements and the notes thereto included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K. See also **Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as statements made elsewhere in this Annual Report on Form 10-K, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and to cause future results to differ from our operating results in the past. For a discussion of certain of these risks, uncertainties and other factors, see **Item 1A. Risk Factors**. There can be no assurances that our expectations will necessarily come to pass. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated:

(in millions of U.S. dollars, except per share data)	Year Ended December 31, 2012	2011	2010
Revenues:			
Shared Mail	$ 1,365.6	$ 1,350.8	$ 1,307.2
Neighborhood Targeted	326.4	374.7	479.9
FSI	283.9	316.0	367.6
International, Digital Media & Services	186.2	194.5	178.8
Total revenues	**2,162.1**	**2,236.0**	**2,333.5**
Cost of sales	**1,610.1**	**1,670.3**	**1,724.6**
Gross profit	**552.0**	**565.7**	**608.9**
Selling, general and administrative	317.3	329.1	371.3
Amortization expense	13.8	12.6	12.6
Goodwill impairment	7.6	—	—
Gain from litigation settlement, net	—	—	490.1
Earnings from operations	**213.3**	**224.0**	**715.1**
Other expenses and income:			
Interest expense, net	28.5	35.3	64.2
Loss on extinguishment of debt	—	16.3	23.9
Other income, net	(0.1)	(7.3)	(5.7)
Total other expenses, net	$ 28.4	$ 44.3	$ 82.4
Earnings before income taxes	**$ 184.9**	**$ 179.7**	**$ 632.7**
Income tax expense	$ 65.9	$ 66.3	$ 247.3
Net earnings	**$ 119.0**	**$ 113.4**	**$ 385.4**
Net earnings per common share, diluted	**$ 2.84**	**$ 2.33**	**$ 7.42**
Weighted-average common shares outstanding, diluted	**41,947**	**48,777**	**51,957**

Revenues

We reported revenues of $2,162.1 million and $2,236.0 million for the years ended December 31, 2012 and 2011, respectively, a decrease of 3.3%. This decline in revenues was due primarily to the continuation of reduced advertising spending by clients in the consumer packaged goods ("CPG") vertical, which began in the third quarter of 2011, across many of our products (the "reduction in CPG programs"), continued challenges in the newspaper inserts business within our Neighborhood Targeted segment, the absence of custom co-op programs within our Free-standing Inserts ("FSI") segment during the year ended December 31, 2012 and our decision in the second quarter of 2012 to exit our solo direct mail and newspaper polybag advertising businesses.

We reported revenues of $2,236.0 million and $2,333.5 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 4.2%. This decline in revenues resulted from the negative impact of the macroeconomic climate on client advertising budgets, decreased Run-of-Press ("ROP") revenues within the Neighborhood Targeted segment and the reduction in CPG programs.

Cost of Sales

Cost of sales was $1,610.1 million and $1,670.3 million for the year ended December 31, 2012 and 2011, respectively. Gross profit as a percentage of revenues remained relatively flat at 25.5% for the year ended December 31, 2012 as compared to 25.3% for the year ended December 31, 2011.

Cost of sales was $1,670.3 million and $1,724.6 million for the years ended December 31, 2011 and 2010, respectively. Gross profit as a percentage of revenues was 25.3% and 26.1% for the years ended December 31, 2011 and 2010, respectively. The decrease in gross profit as a percentage of revenues for the year ended December 31, 2011 as compared to the year ended December 31, 2010 resulted primarily from the declines in revenues discussed above and was also impacted by $7.1 million in intangible asset impairment charges and $0.3 million in restructuring and other postemployment charges recognized during the year ended December 31, 2011.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses were $317.3 million and $329.1 million for the years ended December 31, 2012 and 2011, respectively, which included non-cash stock-based compensation expense of $13.9 million and $12.9 million, respectively. The decrease in SG&A expenses for the year ended December 31, 2012 as compared to the year ended December 31, 2011 reflects the non-recurrence of $6.6 million in restructuring and other postemployment charges recognized during the year ended December 31, 2011. SG&A for the year ended December 31, 2012 included $6.0 million of restructuring and other postemployment charges, which were offset by the savings associated with these activities.

SG&A expenses were $329.1 million and $371.3 million for the years ended December 31, 2011 and 2010, respectively, which included non-cash stock-based compensation expense of $12.9 million and $32.1 million, respectively. The decrease in SG&A expenses for the year ended December 31, 2011 as compared to the year ended December 31, 2010 reflects a $19.2 million decrease in stock-based compensation expense, reduced incentive compensation expense, our cost containment efforts and the non-recurrence of $2.1 million in legal costs associated with the News America litigation settled in February 2010 (as defined and further described in ***Gain from Litigation Settlement*** below), which were offset, in part, by $6.6 million in restructuring and other postemployment charges recognized during the year ended December 31, 2011.

Goodwill Impairment

During the year ended December 31, 2012, we recognized a non-cash goodwill impairment charge of $7.6 million, which resulted from our decision to exit the newspaper polybag advertising and sampling business, a reporting unit within our Neighborhood Targeted reportable segment, and the solo direct mail business, a reporting unit within our International, Digital Media & Services segment.

Gain from Litigation Settlement

On February 4, 2010, we executed a settlement agreement and release (the "Settlement Agreement") with News America Incorporated, a/k/a News America Marketing Group, News America Marketing, FSI, Inc. a/k/a News America Marketing FSI, LLC and News America Marketing In-Store Services, Inc. a/k/a News America Marketing In-Store Services, LLC (collectively, "News"), and pursuant to the terms of the Settlement Agreement, News paid us $500.0 million. During the year ended December 31, 2010, in connection with the successful settlement of these lawsuits, we made $9.9 million in related payments, including special bonuses to certain of our employees (including our named executive officers in our proxy statement) in an aggregate amount of $8.1 million. These expenses were netted against the $500.0 million of proceeds received, and the net proceeds of $490.1 million have been recorded as a separate line item "Gain from litigation settlement, net" in our consolidated statement of income for the year ended December 31, 2010.

Loss on Extinguishment of Debt

On June 27, 2011, we entered into the Senior Secured Credit Facility, which replaced and terminated our Prior Senior Secured Credit Facility (both of which as defined and further described below). We used the proceeds of the Senior Secured Credit Facility along with existing cash to repay all outstanding borrowings under our Prior Senior Secured Credit Facility, to pay accrued interest with respect to such loans and to pay the fees and expenses related to the Senior Secured Credit Facility. As a result, we recognized a pre-tax loss on extinguishment of debt of $3.0 million during the year ended December 31, 2011, which represents the write-off of related capitalized debt issuance costs.

On January 13, 2011, we commenced a cash tender offer and consent solicitation to purchase any and all of our outstanding 8¼ % Senior Notes due 2015 (the "2015 Notes") and to amend the indenture governing the 2015 Notes, which we refer to as the 2015 Indenture, to eliminate substantially all of the restrictive covenants and certain events of default. We used the net proceeds from the 2021 Notes (described below) to fund the purchase of the 2015 Notes, the related consent payments pursuant to the tender offer and consent solicitation, and the subsequent redemption of the 2015 Notes that were not tendered and remained outstanding after the expiration of the tender offer and consent solicitation. As a result, we recognized a pre-tax loss on extinguishment of debt of $13.3 million during the year ended December 31, 2011, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the write-off of related capitalized debt issuance costs.

During the year ended December 31, 2010, we purchased $297.8 million aggregate principal amount of the 2015 Notes pursuant to a cash tender offer and open market repurchases. As a result, we recognized a pre-tax loss on extinguishment of debt of $23.9 million during the year ended December 31, 2010, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the proportionate write-off of related capitalized debt issuance costs.

Interest Expense, Net

Interest expense, net was $28.5 million, $35.3 million and $64.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. These decreases in interest expense, net were due to the following:

- A decrease in outstanding indebtedness resulting from our repurchase of $297.8 million aggregate principal amount of the 2015 Notes during the second quarter of 2010;
- The $112.2 million reduction in outstanding indebtedness that resulted from the replacement and termination of our Prior Senior Secured Credit facility with the Senior Secured Credit Facility on June 27, 2011; and
- The reduced interest rate associated with the 2021 Notes (as defined below) as compared to the 2015 Notes and the reduced margins associated with the Senior Secured Credit Facility as compared to the Prior Senior Secured Credit Facility.

On December 17, 2009, we entered into an interest rate swap agreement with an initial notional amount of $300.0 million to fix three-month LIBOR at 2.005%, plus the applicable margin, for $300.0 million of our variable rate debt under our prior senior secured credit facility. The swap was designated as and qualified as a cash flow hedge through the termination of the prior senior secured credit facility on June 27, 2011. During the year ended December 31, 2011, as a result of the termination of the Prior Senior Secured Credit Facility, pre-tax losses of $2.6 million were reclassified from accumulated other comprehensive income to earnings as a component of interest expense, the non-recurrence of which during the year ended December 31, 2012 also contributed to the decreases in interest expense, net described above.

Income Tax Expense

Income tax expense represented 35.6%, 36.9% and 39.1% of earnings before income taxes for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in our effective tax rate for the year ended December 31, 2012 as compared to December 31, 2011 reflects the expiration of certain tax reserves recognized during the year ended December 31, 2012, while the decrease for the year ended December 31, 2011 as compared to December 31, 2010 reflects certain discrete items favorably impacting the year ended December 31, 2011.

Net Earnings and Net Earnings per Common Share, Diluted

Net earnings were $119.0 million and $113.4 million for the years ended December 31, 2012 and 2011, respectively, or $2.84 and $2.33, respectively, per common share, diluted ("diluted EPS"). Net earnings were $113.4 million and $385.4 million for the years ended December 31, 2011 and 2010, respectively, or diluted EPS of $2.33 and $7.42, respectively. In addition to the items impacting net earnings discussed above, diluted EPS for the years ended December 31, 2012 and 2011 was also favorably impacted by repurchases of our common stock, which was the primary driver in the reduction of our weighted-average common shares outstanding, diluted.

The aforementioned goodwill impairment charge, restructuring and other postemployment charges, the losses on extinguishment of debt and related charges, intangible asset impairment, tax benefit from the expiration of certain tax reserves and the gain from litigation settlement affect the comparability of net earnings and diluted EPS for the years ended December 31, 2012, 2011 and 2010. In ***Non-GAAP Financial Measures*** below, we compare net earnings and diluted EPS for the years ended December 31, 2012, 2011 and 2010 excluding these items.

Non-GAAP Financial Measures

We define adjusted net earnings and adjusted diluted EPS as net earnings and diluted EPS excluding, the goodwill impairment charge, restructuring and other postemployment charges, the losses on extinguishment of debt and related charges, intangible asset impairment and the gain from litigation settlement, each net of tax, and the tax benefit from the expiration of certain tax reserves. We present adjusted net earnings and adjusted diluted EPS because we believe these measures are useful to investors as they provide measures of our profitability on a more comparable basis to historical periods because they exclude items we do not believe are indicative of our core operating performance. In addition, we exclude these items when we internally evaluate our company's performance.

Adjusted net earnings and adjusted diluted EPS are not calculated or presented in accordance with U.S. GAAP and have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, operating income, net income, cash flow, EPS or other income or cash flow data prepared in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP financial measures only supplementally. Further, other companies, including companies in our industry, may calculate adjusted net earnings and adjusted diluted EPS differently and as the differences in the way two different companies calculate these measures increase, the degree of their usefulness as comparative measures correspondingly decreases.

The following table reconciles net earnings and diluted EPS to adjusted net earnings and adjusted diluted EPS for the years ended December 31, 2012, 2011 and 2010 (the reconciling items included in the tables below are presented net of an estimated tax rate of 38.0%):

	Year Ended December 31,					
	2012		2011		2010	
	U.S. Dollars in Millions	Per Common Share, Diluted	U.S. Dollars in Millions	Per Common Share, Diluted	U.S. Dollars in Millions	Per Common Share, Diluted
Net earnings	**$ 119.0**	**$ 2.84**	**$ 113.4**	**$ 2.33**	**$ 385.4**	**$ 7.42**
Excluding:						
Goodwill impairment, net of tax of $2.9 million	4.7	0.11	—	—	—	—
Restructuring and other postemployment charges, net of tax of $3.7 million and $2.7 million, respectively	6.0	0.14	4.2	0.08	—	—
Gain from litigation settlement, net of tax of $188.7 million	—	—	—	—	(301.4)	(5.80)
Loss on extinguishment of debt and related charges, net of tax of $7.3 million and $9.2 million, respectively	—	—	11.6	0.24	14.7	0.28
Tax benefit due to expiration of certain tax reserves	(5.0)	(0.12)	—	—	—	—
Intangible asset impairment, net of tax of $2.8 million	—	—	4.3	0.09	—	—
Adjusted net earnings	**$ 124.7**	**$ 2.97**	**$ 133.5**	**$ 2.74**	**$ 98.7**	**$ 1.90**

Segment Results

We currently operate our business in the following reportable segments:

- Shared Mail – We offer the only national shared mail distribution network in the industry with products that have the ability to reach 9 out of 10 U.S. households through shared mail distribution. Our Shared Mail programs combine the individual print advertisements of various clients into a single shared mail package delivered primarily through the United States Postal Service ("USPS").
- Neighborhood Targeted – Products that are targeted to specific newspaper zones or neighborhoods based on geographic and demographic characteristics.
- Free-standing Inserts – Four-color booklets that contain promotions, primarily coupons, from multiple advertisers (cooperative), which we publish and distribute to approximately 60 million households through newspapers and shared mail, as well as customized FSIs (custom co-ops) featuring multiple brands of a single client.

In addition, all other lines of business that are not separately reported are captioned as International, Digital Media & Services, which includes Brand.net, a Valassis Digital Company, NCH Marketing Services Inc. ("NCH"), Valassis Canada, Inc., Promotion Watch, and our in-store business.

We evaluate reportable segment performance based on segment profit, which we define as earnings from operations excluding unusual or non-recurring items. For additional information, including a reconciliation of total segment profit to earnings from operations, see Note 13 to the consolidated financial statements included in this Annual Report on Form 10-K.

Shared Mail

Shared Mail revenues were $1,365.6 million, $1,350.8 million and $1,307.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase in revenues for the year ended December 31, 2012 as compared to the year ended December 31, 2011 was primarily attributable to the postal rate increase and an increase in printed programs, which were partially offset by lower insert volume and decreased RedPlum® wrap product revenues due to lower sell-through rates. The increase in revenues for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was primarily attributable to volume gains in inserts and incremental printing revenue.

Shared Mail pieces were 36.7 billion, 36.8 billion and 36.1 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Shared Mail pieces decreased 0.3% for the year ended December 31, 2012 as compared to the year ended December 31, 2011 and increased 2.0% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Shared Mail packages delivered were 3.6 billion for all three years ended December 31, 2012, 2011 and 2010. As a result of the Shared Mail pieces and packages activity for all periods presented, Shared Mail average pieces per package were 9.8 pieces, 9.8 pieces and 9.7 pieces for the years ended December 31, 2012, 2011 and 2010, respectively.

Shared Mail's gross margin as a percentage of revenues was 28.4%, 28.7% and 28.5% for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in gross margin as a percentage of revenues for the year ended December 31, 2012 as compared to the year ended December 31, 2011 was due to the reduction in RedPlum® wrap products and an increase in unused postage as a percentage of base postage to 15.8% from 14.9%, which were offset, in part, by print cost savings due to the in-sourcing of certain print volumes, our package optimization efforts and newspaper alliances. The increase in gross margin as a percentage of revenues for the year ended December 31, 2011 as compared to the year ended December 31, 2010 was due to the flow through of the increased volume and related efficiencies in unused postage which decreased to 14.9% from 16.6%, which were offset, in part, by increased print costs due to a shift in product mix toward printed products.

Segment profit was $201.4 million, $191.9 million and $156.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. Segment profit as a percentage of revenues was 14.7%, 14.2% and 12.0% for the years ended December 31, 2012, 2011 and 2010, respectively. The increase in segment profit and segment profit as a percentage of revenues was the result of decreased SG&A costs for the year ended December 31, 2012 as compared to the year ended December 31, 2011 and due to the growth in revenues, gross margin improvement and decreased SG&A costs for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Neighborhood Targeted

Neighborhood Targeted segment revenues were $326.4 million and $374.7 million for the years ended December 31, 2012 and 2011, respectively, a decrease of 12.9%. This decrease reflected a decline in newspaper insert volume, the change in certain client contracts to a fee-based media placement model and the impact of our decision in the second quarter of 2012 to exit our newspaper polybag advertising and sampling business. Segment loss was $1.0 million for the year ended December 31, 2012 as compared to segment profit of $7.7 million for the year ended December 31, 2011. In addition to the decline in newspaper insert volume, segment profit decreased as a result of continued margin pressure associated with our newspaper inserts business. Effective in January 2013, we have transitioned a significant portion of our client contracts in the Neighborhood Targeted segment to a fee-based media placement model, which, if it had been applicable to our business with these clients in 2012, would have resulted in an approximately $200 million reduction in Neighborhood Targeted revenues.

Neighborhood Targeted segment revenues were $374.7 million and $479.9 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 21.9%. This decrease resulted from a significant decline in ROP revenues associated with reduced advertising spending by one client in each of the telecommunications and energy verticals, a decrease in our Newspaper Inserts product line related to the loss of two large retailers that liquidated in the first quarter of 2011, overall softness in our telecommunications vertical and the reduction in CPG programs. Segment profit was $7.7 million and $20.6 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 62.6%. In addition to the items impacting revenues detailed above, segment profit decreased as a result of continued margin pressure associated with the products in this segment.

Free-standing Inserts

FSI segment revenues were $283.9 million and $316.0 million for the years ended December 31, 2012 and 2011, respectively, a decrease of 10.2%. The decrease in revenues is primarily attributable to the absence of custom co-op programs during the year ended December 31, 2012. Segment profit was $21.9 million and $14.1 million for the years ended December 31, 2012 and 2011, respectively, an increase of 55.3%. This increase in segment profit reflects an increase in core FSI page volume and gross margin improvements.

FSI segment revenues were $316.0 million and $367.6 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 14.0%. Segment profit was $14.1 million and $24.9 million for the years ended December 31, 2011 and 2010, respectively, a decrease of 43.4%. These decreases in revenues and segment profit reflect industry volume declines due to the reduction in CPG programs, the absence of custom co-op business in the fourth quarter of 2011 and a decrease in market share.

International, Digital Media & Services

International, Digital Media & Services segment revenues were $186.2 million and $194.5 million for the years ended December 31, 2012 and 2011, respectively, a decrease of 4.3%. The decrease in revenues reflects lower coupon redemption volumes at NCH and the impact of our decision in the second quarter of 2012 to exit our solo direct mail business, which were almost entirely offset by significant growth in the revenues of our digital business. Segment profit was $8.3 million and $24.3 million for the years ended December 31, 2012 and 2011, respectively, a decrease of 65.8%. The decrease in segment profit reflects continued investment in our in-store and digital businesses and the reduced coupon redemption volumes at NCH.

International, Digital Media & Services segment revenues were $194.5 million and $178.8 million for the years ended December 31, 2011 and 2010, respectively, an increase of 8.8%. The increase in revenues reflects the positive effect on NCH of increased coupon redemptions by consumers and the continued growth of our digital business. Segment profit was $24.3 million and $22.7 million for the years ended December 31, 2011 and 2010, respectively, an increase of 7.0%. The increase in segment profit reflects strong performance by NCH, which was partially offset by pressure on the in-store business resulting from the reduction in CPG programs and our continued investment in our digital and in-store businesses.

Financial Condition, Liquidity and Sources of Capital

Our operating cash flows are our primary source of liquidity. We believe we will generate sufficient cash flows from operating activities and will have sufficient existing cash balances and lines of credit available to meet currently anticipated liquidity needs, including the working capital requirements of our operations, interest and required repayments of indebtedness and capital expenditures necessary to support growth and productivity improvement. We may consider other uses for our cash flows from operating activities and other sources of cash (such as additional borrowings under our Senior Secured Credit Facility), including, without limitation, future acquisitions, dividends and repurchases of our common stock.

The following table presents our available sources of liquidity as of December 31, 2012:

(in millions of U.S. dollars)	Facility Amount	Amount Outstanding	Available
Cash and cash equivalents			$ 94.7(a)
Debt facilities:			
Senior Secured Revolving Credit Facility	$ 100.0	57.4(b)	42.6
Total Available			$ 137.3

(a) The foreign subsidiaries for which we have elected to permanently reinvest earnings outside of the U.S. held $21.1 million of cash and cash equivalents as of December 31, 2012. In the event we alter our current position and repatriate funds in the future, we may be required to accrue and pay U.S. taxes on a portion thereof.

(b) Represents $50 million outstanding under our Revolving Line of Credit (as defined below) and $7.4 million in outstanding letters of credit.

Sources and Uses of Cash and Cash Equivalents

The following table summarizes the decrease in cash and cash equivalents for the indicated period:

(in millions of U.S. dollars)	Year Ended December 31, 2012
Net cash provided by operating activities	**$ 146.0**
Net cash used in investing activities	**(39.6)**
Net cash used in financing activities	**(115.2)**
Effect of exchange rate changes on cash and cash equivalents	1.5
Net decrease in cash and cash equivalents	(7.3)
Cash and cash equivalents at beginning of period	**102.0**
Cash and cash equivalents at end of period	**$ 94.7**

Operating Activities – Net cash provided by operating activities was $146.0 million for the year ended December 31, 2012. In addition to cash received related to our net earnings, the following changes in assets and liabilities affected cash from operating activities for the year ended December 31, 2012:

- Net cash inflows of $26.1 million associated with the decrease in accounts receivable, net; and
- Net cash outflows of $54.8 million related to the decrease in accounts payable and net cash outflows of $8.2 million associated with the decrease in accrued expenses, both of which reflect the decrease in our cost of sales for the year ended December 31, 2012 as compared to the year ended December 31, 2011 and the timing of certain payments.

Investing Activities – Net cash used in investing activities was $39.6 million for the year ended December 31, 2012, which primarily reflects the acquisitions within our digital business and capital acquisitions of property, plant and equipment.

Financing Activities – Net cash used in financing activities was $115.2 million for the year ended December 31, 2012, which resulted from $15.0 million of principal payments of long-term debt and the repurchase of $112.0 million, or 5.1 million shares of our common stock at an average price of $21.89 per share, which were offset, in part, by $11.8 million of proceeds from stock option exercises.

Current and Long-term Debt

As of December 31, 2012, we had outstanding $587.6 million in aggregate indebtedness, which consisted of $260.0 million of our unsecured 6 5/8% Senior Notes due 2021, or the 2021 Notes, $277.5 million and $50.0 million under the Term Loan A and Revolving Line of Credit portions of our Senior Secured Credit Facility, respectively, and $0.1 million of our Senior Secured Convertible Notes due 2033, or the 2033 Secured Notes. As of December 31, 2012, we had total outstanding letters of credit of approximately $7.4 million.

Senior Secured Credit Facility

General – On June 27, 2011, we entered into a senior secured credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders jointly arranged by J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility and related loan documents replaced and terminated our prior credit agreement, dated as of March 2, 2007, as amended (the "Prior Senior Secured Credit Facility"), by and among Valassis, Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of lenders jointly arranged by Bear, Stearns & Co. Inc. and Banc of America Securities LLC. In connection with the termination of the Prior Senior Secured Credit Facility, all obligations and rights under the related guarantee, security and collateral agency agreement, dated as of March 2, 2007, as amended (the "Prior Security Agreement"), by Valassis and certain of its domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the Secured Parties (as defined in the Prior Security Agreement), were also simultaneously terminated.

The Senior Secured Credit Facility consists of:

- a five-year term loan A in an aggregate principal amount equal to $300.0 million, with principal repayable in quarterly installments at a rate of 5.0% during each of the first two years from issuance, 10.0% during the third year from issuance, 15.0% during the fourth year from issuance and 11.25% during the fifth year from issuance, with the remaining 53.75% due at maturity (the "Term Loan A");
- a five-year revolving credit facility in an aggregate principal amount of $100.0 million (the "Revolving Line of Credit"), including $15.0 million available in Euros, Pounds Sterling or Canadian Dollars, $50.0 million available for letters of credit and a $20.0 million swingline loan subfacility, of which $50.0 million was drawn at closing and remains outstanding as of December 31, 2012 (exclusive of outstanding letters of credit described below); and
- an incremental facility pursuant to which, prior to the maturity of the Senior Secured Credit Facility, we may incur additional indebtedness in an amount up to $150.0 million under the Revolving Line of Credit or the Term Loan A or a combination thereof, subject to certain conditions, including receipt of additional lending commitments for such additional indebtedness. The terms of the incremental facility will be substantially similar to the terms of the Senior Secured Credit Facility, except with respect to the pricing of the incremental facility, the interest rate for which could be higher than that for the Revolving Line of Credit and the Term Loan A.

We used the initial borrowing under the Revolving Line of Credit, the proceeds from the Term Loan A and existing cash of $120.0 million to repay the $462.2 million outstanding under our Prior Senior Secured Credit Facility (reflecting all outstanding borrowings thereunder), to pay accrued interest with respect to such loans and to pay the fees and expenses related to the Senior Secured Credit Facility.

All borrowings under our Senior Secured Credit Facility, including, without limitation, amounts drawn under the Revolving Line of Credit, are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of December 31, 2012, we had approximately $42.6 million available under the Revolving Line of Credit portion of our Senior Secured Credit Facility (after giving effect to the reductions in availability pursuant to $7.4 million in standby letters of credit outstanding as of December 31, 2012).

Interest and Fees – Borrowings under our Senior Secured Credit Facility bear interest, at our option, at either the alternate base rate (defined as the higher of the prime rate announced by the Administrative Agent, the federal funds effective rate plus 0.5% or one-month LIBOR plus 1%) (the "Base Rate") or at the Eurodollar Rate (one-, two-, three- or six-month LIBOR, at our election, as defined in the credit agreement governing the Senior Secured Credit Facility), except for borrowings made in alternate currencies which may not accrue interest based upon the alternate base rate, in each case, plus an applicable interest rate margin. The applicable margins are currently 0.75% per annum for Base Rate loans and 1.75% per annum for Eurodollar Rate loans. The margins applicable to the borrowings under our Senior Secured Credit Facility may be adjusted based on our consolidated leverage ratio, with 1.00% being the maximum Base Rate margin and 2.00% being the maximum Eurodollar Rate margin. See Note 9, *Derivative Financial Instruments and Fair Value Measurements*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K for discussion regarding our various interest rate swap agreements.

Guarantees and Security – Our Senior Secured Credit Facility is guaranteed by certain of our existing and future domestic restricted subsidiaries pursuant to a Guarantee and Collateral Agreement. In addition, our obligations under our Senior Secured Credit Facility and the guarantee obligations of the subsidiary guarantors are secured by first priority liens on substantially all of our and our subsidiary guarantors' present and future assets and by a pledge of all of the equity interests in our domestic subsidiary guarantors and 65% of the capital stock of certain of our existing and future foreign subsidiaries.

The Guarantee and Collateral Agreement also secures our Senior Secured Convertible Notes due 2033 on an equal and ratable basis with the indebtedness under our Senior Secured Credit Facility to the extent required by the indenture governing such notes.

Prepayments – The Senior Secured Credit Facility also contains a requirement that we make mandatory principal prepayments on the Term Loan A and Revolving Line of Credit in certain circumstances, including, without limitation, with 100% of the aggregate net cash proceeds from certain asset sales, casualty events or condemnation recoveries (in each case, to the extent not otherwise used for reinvestment in our business or related business and subject to certain other exceptions). The Senior Secured Credit Facility further provides that, subject to customary notice and minimum amount conditions, we may make voluntary prepayments without payment of premium or penalty.

Covenants – Subject to customary and otherwise agreed upon exceptions, our Senior Secured Credit Facility contains affirmative and negative covenants, including, but not limited to:

- the payment of other obligations;
- the maintenance of organizational existences, including, but not limited to, maintaining our property and insurance;
- compliance with all material contractual obligations and requirements of law;
- limitations on the incurrence of indebtedness;
- limitations on creation and existence of liens;
- limitations on certain fundamental changes to our corporate structure and nature of our business, including mergers;
- limitations on asset sales;
- limitations on restricted payments, including certain dividends and stock repurchases and redemptions;
- limitations on capital expenditures;
- limitations on any investments, provided that certain "permitted acquisitions" and strategic investments are allowed;
- limitations on optional prepayments and modifications of certain debt instruments;
- limitations on modifications to organizational documents;
- limitations on transactions with affiliates;
- limitations on entering into certain swap agreements;
- limitations on negative pledge clauses or clauses restricting subsidiary distributions;
- limitations on sale-leaseback and other lease transactions; and
- limitations on changes to our fiscal year.

Our Senior Secured Credit Facility also requires us to comply with:

- a maximum consolidated leverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the most recent four quarters), of 3.50:1.00; and
- a minimum consolidated interest coverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated EBITDA to consolidated interest expense for the most recent four quarters), of 3.00:1.00.

The following table shows the required and actual financial ratios under our Senior Secured Credit Facility as of December 31, 2012:

	Required Ratio	**Actual Ratio**
Maximum consolidated leverage ratio................	No greater than 3.50:1.00	1.96:1.00
Minimum consolidated interest coverage ratio	No less than 3.00:1.00	10.97:1.00

In addition, we are required to give notice to the administrative agent and the lenders under our Senior Secured Credit Facility of defaults under the facility documentation and other material events, make any new wholly-owned domestic subsidiary (other than an immaterial subsidiary) a subsidiary guarantor and pledge substantially all after-acquired property as collateral to secure our and our subsidiary guarantors' obligations in respect of the facility.

Events of Default – Our Senior Secured Credit Facility contains customary events of default, including upon a change in control. If such an event of default occurs, the lenders under our Senior Secured Credit Facility would be entitled to take various actions, including in certain circumstances increasing the effective interest rate and accelerating the amounts due under our Senior Secured Credit Facility.

8 1/4% Senior Notes due 2015

On January 13, 2011, we commenced a cash tender offer and consent solicitation to purchase any and all of our outstanding 2015 Notes and to amend the 2015 Indenture to eliminate substantially all of the restrictive covenants and certain events of default. We used the net proceeds from the 2021 Notes to fund the purchase of the 2015 Notes, the related consent payments pursuant to the tender offer and consent solicitation, and the subsequent redemption of the 2015 Notes that were not tendered and remained outstanding after the expiration of the tender offer and consent solicitation.

6 5/8% Senior Notes due 2021

On January 28, 2011, we issued in a private placement $260.0 million aggregate principal amount of our 2021 Notes. The net proceeds were used to fund the purchase of the outstanding 2015 Notes and the related consent payments in a concurrent tender offer and consent solicitation as described above and the redemption of the remaining outstanding 2015 Notes.

Interest on the 2021 Notes is payable every six months on February 1 and August 1. The 2021 Notes are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing and future domestic restricted subsidiaries on a senior unsecured basis.

In July 2011, in accordance with the terms of the registration rights agreement between us and the initial purchasers of the 2021 Notes, we completed an exchange offer to exchange the original notes issued in the private placement for a like principal amount of exchange notes registered under the Securities Act of 1933, as amended. An aggregate principal amount of $260.0 million, or 100%, of the original notes were exchanged for exchange notes in the exchange offer. The exchange notes are substantially identical to the original notes, except that the exchange notes are not subject to certain transfer restrictions.

The 2021 Notes were issued under an indenture with Wells Fargo Bank, National Association, as trustee (the "2021 Indenture"). Subject to a number of exceptions, the 2021 Indenture restricts our ability and the ability of our restricted subsidiaries (as defined in the 2021 Indenture) to incur or guarantee additional indebtedness, transfer or sell assets, make certain investments, pay dividends or make distributions or other restricted payments, create certain liens, merge or consolidate, repurchase stock, create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us and enter into transactions with affiliates.

We may redeem all or a portion of the 2021 Notes at our option at any time prior to February 1, 2016, at a redemption price equal to 100% of the principal amount of 2021 Notes to be redeemed, plus a make-whole premium as described in the 2021 Indenture, plus accrued and unpaid interest to the redemption date, if any. At any time on or after February 1, 2016, we may redeem all or a portion of the 2021 Notes at our option at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 1 of the years set forth below:

Year	Percentage
2016	103.313%
2017	102.208%
2018	101.104%
2019 and thereafter	100.000%

In addition, we must pay accrued and unpaid interest to the redemption date, if any. On or prior to February 1, 2014, we may also redeem at our option up to 35% of the principal amount of the outstanding 2021 Notes with the proceeds of certain equity offerings at the redemption price specified in the 2021 Indenture, plus accrued and unpaid interest to the date of redemption, if any. Upon the occurrence of a change of control, as defined in the 2021 Indenture, we must make a written offer to purchase all of the 2021 Notes for cash at a purchase price equal to 101% of the principal amount of the 2021 Notes, plus accrued and unpaid interest to the date of repurchase, if any.

Senior Secured Convertible Notes due 2033 ("2033 Secured Notes")

As of December 31, 2012, an aggregate principal amount of $85,000 (or approximately $61,000 net of discount) of the 2033 Secured Notes remained outstanding pursuant to the 2033 Secured Notes indenture.

Additional Provisions

The indenture governing the 2033 Secured Notes contains a cross-default provision which becomes applicable if we default under any mortgage, indenture or instrument evidencing indebtedness for money borrowed by us and the default results in the acceleration of such indebtedness prior to its express maturity, and the principal amount of any such accelerated indebtedness aggregates in excess of $25.0 million. The 2021 Indenture contains a cross-default provision which becomes applicable if we (a) fail to pay the stated principal amount of any of our indebtedness at its final maturity date, or (b) default under any of our indebtedness and the default results in the acceleration of indebtedness, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50.0 million or more. Our credit agreement contains a cross-default provision which becomes applicable if we (a) fail to make any payment under any indebtedness for money borrowed by us (other than the obligations under such credit agreement) in an aggregate outstanding principal amount of at least $50.0 million or, (b) otherwise default under any such indebtedness, or trigger another event which causes such indebtedness to become due or to be repurchased, prepaid, defeased or redeemed or become subject to an offer to repurchase, prepay, defease or redeem such indebtedness prior to its stated maturity.

Repurchases of Debt

Subject to applicable limitations in our Senior Secured Credit Facility and indentures, we may from time to time repurchase our debt in the open market, through tender offers, through exchanges for debt or equity securities, in privately negotiated transactions or otherwise.

Covenant Compliance

As of December 31, 2012, we were in compliance with all of our indenture and Senior Secured Credit Facility covenants.

Other Indebtedness

We have entered into various interest rate swap agreements. For further detail regarding these agreements, see Note 9, *Derivative Financial Instruments and Fair Value Measurements*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K.

Future Commitments and Contractual Obligations

Our contractual obligations as of December 31, 2012 were as follows:

	Payments due by Period				
(in millions of U.S. dollars)	Total	Less than 1 Year	1-3 Years	3-5 Year	More Than 5 Years
Debt	$ 587.6	$ 22.5	$ 82.5	$ 222.5	$ 260.1
Interest on debt	183.2	28.6	59.6	41.5	53.5
Executive employment and retirement arrangements	25.7	5.4	7.9	4.9	7.5
Operating leases	84.8	18.9	28.1	16.4	21.4
Minimum contractual commitments	71.1	27.5	39.6	4.0	—
Unrecognized tax benefits*	4.7	1.2	3.5	—	—
Total	$ 957.1	$ 104.1	$ 221.2	$ 289.3	$ 342.5

* We have an additional $1.2 million in gross unrecognized tax benefits for which the amount or period of future payments cannot be reasonably estimated.

Off-balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Capital Expenditures

Capital expenditures were $21.2 million for the year ended December 31, 2012, primarily representing technology enhancements. Management expects future capital spending to meet the business needs of enhancing technology and replacing equipment as required. It is expected these expenditures will be made using funds provided by operations.

Critical Accounting Policies and Estimates

Accounts Receivable

Accounts receivables are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable amounts will not be collected based on specific identification of customer circumstances or age of the receivable. Accounts receivable are written off when it becomes apparent such amounts will not be collected. Generally, we do not require collateral or other security to support client receivables.

Client Contract Incentives

We occasionally provide upfront cash incentives to key clients to secure the value of a long-term contract. The cost of such incentives is capitalized and amortized as a reduction to revenues using the straight-line method over the life of the client contract.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash in short-term high credit quality securities. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients comprising our client base and their dispersion across many different industries and geographies. No single client accounted for more than 10% of our consolidated accounts receivable or revenues as of or for the years ended December 31, 2012, 2011 or 2010.

Derivatives and Hedging Transactions

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates exposure to these risks with the intent of reducing the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives are not designated and do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year-to-year have been reported as a component of stockholders' equity in accumulated other comprehensive income.

Goodwill and Other Intangible Assets

Our intangible assets consist primarily of mailing lists, customer relationships, trade names and goodwill. An intangible asset with a finite useful life is amortized on a straight-line basis over its expected useful life, which approximates the manner in which the economic benefits of the intangible asset will be consumed. We review the carrying amounts of our finite-lived assets when facts and circumstances suggest the cash flows emanating from those assets may be diminished. An intangible asset with an indefinite useful life is not amortized but is evaluated at least annually as of December 31st for impairment and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, competition and other economic factors. We have determined that our trade names have indefinite useful lives; therefore, we do not amortize them. The identification of reporting units and the allocation of intangible assets by reporting unit during 2012 were consistent with prior periods.

For goodwill, our annual impairment evaluation compares the fair value of each of our reporting units to its respective carrying amount and consists of two steps. First, we determine the fair values of each of our reporting units, as described below, and compare them to the corresponding carrying amounts. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner equivalent to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill. The following table provides a summary of our goodwill by reporting unit as of December 31, 2012:

	(in millions of U.S. dollars)	
Shared Mail	$	534.2
NCH Marketing Services, Inc.		64.9
Free-standing Inserts		22.4
Run-of-Press		1.2
Valassis Relationship Marketing Systems		6.1
Brand.net		3.6
Goodwill	**$**	**632.4**

During the year ended December 31, 2012, we recognized goodwill impairment charges of $7.6 million, which resulted from our decision to exit our newspaper polybag advertising and sampling business, a reporting unit within our Neighborhood Targeted reportable segment, and our solo direct mail business, a reporting unit within International, Digital Media & Services.

We estimate the fair values of our reporting units based on projected future debt-free cash flows that are discounted to present value using factors that consider the timing and risk of the future cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the expected long-term operations and cash flow performance of each reporting unit. We estimate future cash flows for each of our reporting units based on our operating result projections for the respective operating unit. These projected cash flows are discounted to present value using a weighted average cost of capital thought to be indicative of market participants. Based on the valuation approach described above, our estimated fair values exceeded the carrying values for all reporting units and no impairment charge was warranted as of December 31, 2012. A 1% change in any of the assumptions used in our analysis would not have a material effect on this conclusion.

Consistent with the prior year, we tested the value assigned to our trade names utilizing an estimated market royalty rate representing the percentage of revenues a market participant would be willing to pay as a royalty for their use. As of December 31, 2012, the resulting fair values based on these calculations indicated no impairment.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons, also known as "variable interest entities."

Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Improvements that add significantly to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the estimated life of the related asset or the lease-term using the straight-line method. We review the carrying amounts of our plant, property and equipment when facts and circumstances suggest the cash flows emanating from those assets may be diminished.

Revenue Recognition

Our revenue recognition policies vary by product and are summarized as follows:

- Revenues for newspaper-delivered promotions are recognized in the period the product is distributed in the newspaper. In accordance with FSI industry practice, we generally bill clients in advance of the related distribution date. However, these billings are reflected as a progress billings liability until the distribution date.
- Products not distributed via newspapers are recognized as revenues when the product is shipped, accepted by the USPS or the service is performed.
- Coupon processing fee revenues are recognized on completion of coupon processing, and do not include the face value of the coupon or the retailer handling fee.
- Taxes collected from clients are reported on a net basis and, as such, excluded from revenues.

Shared Mail - Revenues are recognized when persuasive evidence of a sales arrangement exists and when services are rendered. Shared Mail services are considered rendered when all printing, sorting, labeling and ancillary services have been provided and the package has been shipped and accepted by the USPS. There is no risk pertaining to customer acceptance and the sales arrangement specifies a fixed and determinable price and collectibility is reasonably assured. We provide for an allowance for sales adjustments to estimate claims resulting from billing and sales adjustments in the event of incorrect invoicing, pricing disputes or untimely mailings of clients' advertising material. The amount of this reserve is evaluated monthly taking into account historical trends, specific items and trended sales adjustments.

Neighborhood Targeted - Neighborhood Targeted products are newspaper delivered and revenues are recognized in the period that the product is distributed within the newspapers. ROP revenues are recognized on the date that the advertisement runs in the newspaper. Some clients have contracts whereby we earn a transaction fee and the media costs are pass-through costs to the client. In such cases, we only recognize the transaction fee as revenue on the date the advertisement runs in the newspaper. Client contracts can vary, which may lead to material changes in revenues recognized for this segment, while not materially affecting absolute gross margin dollars.

FSI - Revenues from FSIs are recognized in the period that the product is distributed in the newspaper or shared mail package. In accordance with industry practice, we generally pre-bill FSI customers (except remnant space) in advance of the related distribution date. However, these billings are reflected as progress billings (liability) until the appropriate distribution period. Provision for rebates or pricing adjustments is made at the time that the related revenues are recognized.

International, Digital Media & Services - Revenues for coupon clearing do not include the face value of the coupons processed or the retailer service fee. However, clients are billed for the face value and retailer fee which are included in both accounts receivable and accounts payable. Once coupon processing has been completed, fee revenues are recognized. Revenues for digital products are recognized in the period in which the product is delivered; i.e., through the delivery of website impression or the secure print or download of a client's promotional offer.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, useful lives of intangible and fixed assets, fair value of reporting units for goodwill impairment testing and income taxes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

We also have other key accounting policies, which involve the use of estimates, judgments and assumptions. For additional information see Note 1, *Basis of Presentation and Significant Accounting Policies*, to our consolidated financial statements included in **Item 8. Financial Statements and Supplementary Data** to this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal market risks are interest rates on various debt instruments and foreign exchange rates at our international subsidiaries.

Interest Rates

As of December 31, 2012, $327.5 million of aggregate indebtedness remained outstanding under our Senior Secured Credit Facility and was subject to variable interest rates. However, on July 6, 2011, we entered into an interest rate swap agreement with an initial notional amount of $186.3 million. The effective date of this agreement was June 30, 2012. This interest rate swap agreement effectively fixes, at 3.6195% (including the current applicable margin), the interest rate for the portion of our variable rate debt outstanding under our Senior Secured Credit Facility equal to the outstanding notional amount of the interest rate swap agreement. The initial notional amount of $186.3 million amortizes quarterly by (i) $2.8 million from the effective date through the quarter ending September 30, 2013, (ii) $5.6 million from September 30, 2013 through the quarter ending September 30, 2014, and (iii) $8.4 million from September 30, 2014 until June 30, 2015, the expiration date of the agreement.

As of December 31, 2012, the variable rate indebtedness outstanding under our Senior Secured Credit Facility in excess of the outstanding notional amount of the interest rate swap agreement described above was an aggregate principal amount of $146.9 million, and is subject to interest rate risk, as our interest payments will fluctuate as the underlying interest rate changes. If there is a 1% increase in the Eurodollar Rate, the interest rate currently applicable to this variable rate indebtedness, and we do not alter the terms of our current interest rate swap agreement or enter into a new interest rate swap agreement, our debt service obligations on our variable rate indebtedness would increase by a total of $4.6 million between January 1, 2013 and June 27, 2016, the maturity date of the Senior Secured Credit Facility, which would affect our cash flows and results of operations. If we borrow additional amounts under the Revolving Line of Credit portion of our Senior Secured Credit Facility, our interest rate risk may increase.

Foreign Currency

Currencies to which we have exposure are the Mexican peso, Canadian dollar, Polish zloty, British pound and Euro. Currency restrictions are not expected to have a significant effect on our cash flows, liquidity, or capital resources. Actual exchange losses or gains are recorded against production expense when the contracts are executed. As of December 31, 2012, we had commitments to purchase $10.6 million in Mexican pesos and $0.5 million in Polish zlotys over the next 12 months.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

VALASSIS COMMUNICATIONS, INC.
Consolidated Balance Sheets
(U.S. dollars in thousands, except share amounts)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 94,711	$ 101,971
Accounts receivable, net (Note 1)	426,899	448,320
Inventories (Note 1)	43,253	41,120
Prepaid expenses and other	36,589	37,655
Total current assets	**601,452**	**629,066**
Property, plant and equipment, net (Note 1)	125,832	148,905
Goodwill (Note 2)	632,438	636,471
Other intangible assets, net (Note 2)	215,171	213,613
Other assets	14,142	16,392
Total assets	**$ 1,589,035**	**$ 1,644,447**
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion long-term debt (Note 3)	$ 22,500	$ 15,000
Accounts payable	281,320	334,378
Progress billings	39,595	39,975
Accrued expenses (Note 4)	107,467	98,409
Total current liabilities	**450,882**	**487,762**
Long-term debt (Note 3)	565,061	587,560
Deferred income taxes	57,258	67,404
Other non-current liabilities	42,271	52,187
Total liabilities	**1,115,472**	**1,194,913**
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Preferred stock ($0.01 par value; 25,000,000 shares authorized; no shares issued or outstanding at December 31, 2012 and 2011)	—	—
Common stock ($0.01 par value; 100,000,000 shares authorized; 65,394,999 and 65,398,539 shares issued at December 31, 2012 and 2011, respectively; 38,766,530 and 42,347,368 shares outstanding at December 31, 2012 and 2011, respectively)	654	654
Additional paid-in capital	102,373	123,881
Retained earnings	1,128,540	1,021,566
Accumulated other comprehensive income	3,574	2,775
Treasury stock, at cost (26,628,469 and 23,051,171 shares at December 31, 2012 and 2011, respectively)	(761,578)	(699,342)
Total stockholders' equity	**473,563**	**449,534**
Total liabilities and stockholders' equity	**$ 1,589,035**	**$ 1,644,447**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Income
(U.S. dollars in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenues	**$2,162,084**	**$2,235,959**	**$2,333,512**
Costs and expenses:			
Cost of sales	1,610,139	1,670,271	1,724,606
Selling, general and administrative	317,257	329,060	371,264
Amortization expense	13,806	12,624	12,624
Goodwill impairment (Note 2)	7,585	—	—
Total costs and expenses	1,948,787	2,011,955	2,108,494
Gain from litigation settlement, net (Note 6)	—	—	490,085
Earnings from operations	**213,297**	**224,004**	**715,103**
Other expenses and income:			
Interest expense	28,666	35,696	64,904
Interest income	(205)	(372)	(653)
Loss on extinguishment of debt (Note 3)	—	16,318	23,873
Other income, net	(30)	(7,382)	(5,676)
Total other expenses, net	28,431	44,260	82,448
Earnings before income taxes	**184,866**	**179,744**	**632,655**
Income tax expense (Note 7)	65,881	66,314	247,250
Net earnings	**$ 118,985**	**$ 113,430**	**$ 385,405**
Net earnings per common share, basic (Note 8)	**$ 2.96**	**$ 2.43**	**$ 7.84**
Net earnings per common share, diluted (Note 8)	**$ 2.84**	**$ 2.33**	**$ 7.42**
Weighted-average common shares outstanding, basic (Note 8)	**40,167**	**46,684**	**49,140**
Weighted-average common shares outstanding, diluted (Note 8)	**41,947**	**48,777**	**51,957**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Comprehensive Income
(U.S. dollars in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net earnings	**$ 118,985**	**$ 113,430**	**$ 385,405**
Other comprehensive income (loss), net of tax:			
Unrealized changes in fair value of cash flow hedges (a)	(1,542)	(3,116)	(3,276)
Unrealized changes in fair value of available-for-sale securities	—	(117)	117
Realized losses on cash flow hedges reclassified from accumulated other comprehensive income ("AOCI") into earnings (b)	854	3,040	—
Amortization of realized losses and unrealized changes in fair value of discontinued cash flow hedges (c)	—	—	10,721
Foreign currency translation adjustment	1,487	(331)	6
Total other comprehensive income (loss)	**$ 799**	**$ (524)**	**$ 7,568**
Comprehensive income	**$ 119,784**	**$ 112,906**	**$ 392,973**

(a) Presented net of tax of $1.1 million, $1.9 million and $2.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(b) Presented net of tax of $(0.5) million and $(2.0) million for the years ended December 31, 2012 and 2011, respectively.

(c) Presented net of tax of $(6.6) million for the year ended December 31, 2010.

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Stockholders' Equity
(U.S. dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
December 31, 2009	**$ 642**	**$ 98,927**	**$ 522,731**	**$ (4,269)**	**$ (520,170)**	**$ 97,861**
Net earnings	—	—	385,405	—	—	385,405
Other comprehensive income, net of tax	—	—	—	7,568	—	7,568
Grant/exercise of stock awards	11	(6,064)	—	—	70,203	64,150
Stock-based compensation expense	—	32,125	—	—	—	32,125
Repurchases of common stock	—	—	—	—	(58,225)	(58,225)
December 31, 2010	**653**	**124,988**	**908,136**	**3,299**	**(508,192)**	**528,884**
Net earnings	—	—	113,430	—	—	113,430
Other comprehensive loss, net of tax	—	—	—	(524)	—	(524)
Grant/exercise of stock awards	1	(14,015)	—	—	23,921	9,907
Stock-based compensation expense	—	12,908	—	—	—	12,908
Repurchases of common stock	—	—	—	—	(215,071)	(215,071)
December 31, 2011	**654**	**123,881**	**1,021,566**	**2,775**	**(699,342)**	**449,534**
Net earnings	—	—	118,985	—	—	118,985
Other comprehensive income, net of tax	—	—	—	799	—	799
Grant/exercise of stock awards	—	(35,416)	—	—	49,726	14,310
Stock-based compensation expense	—	13,908	—	—	—	13,908
Repurchases of common stock	—	—	—	—	(111,962)	(111,962)
Dividends declared	—	—	(12,011)	—	—	(12,011)
December 31, 2012	**$ 654**	**$ 102,373**	**$ 1,128,540**	**$ 3,574**	**$ (761,578)**	**$ 473,563**

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net earnings	$118,985	$113,430	$385,405
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	57,955	60,708	61,446
Amortization of debt issuance costs	1,847	3,028	2,353
Provision for losses on accounts receivable	821	4,024	10,138
Goodwill impairment	7,585	—	—
Loss on extinguishment of debt	—	5,748	3,429
(Gain) loss on derivatives, net	(1,251)	6,326	18,816
Loss (gain) on sale of property, plant and equipment	727	72	(47)
Stock-based compensation expense	13,908	12,908	32,125
Deferred income taxes	(9,448)	(7,951)	(3,520)
Intangible asset impairment	—	7,134	—
Changes in assets and liabilities:			
Accounts receivable, net	26,148	7,608	(41,254)
Inventories	(2,133)	867	(1,515)
Prepaid expenses and other	2,299	(221)	4,297
Other assets	448	(532)	(1,259)
Accounts payable	(54,769)	4,776	(8,817)
Progress billings	(380)	(13,026)	12,469
Accrued expenses	(8,225)	(7,194)	(18,262)
Other non-current liabilities	(8,478)	2,536	7,522
Total adjustments	27,054	86,811	77,921
Net cash provided by operating activities	**146,039**	**200,241**	**463,326**
Cash flows from investing activities:			
Additions to property, plant and equipment	(21,194)	(21,720)	(26,678)
Digital acquisitions, net of cash acquired	(18,653)	—	—
Additions to intangible assets	—	—	(7,582)
Proceeds from sale of property, plant and equipment	261	200	99
Proceeds from sale of available-for-sale securities	—	1,494	465
Net cash used in investing activities	**(39,586)**	**(20,026)**	**(33,696)**
Cash flows from financing activities:			
Borrowings of long-term debt	—	610,000	—
Repayments of long-term debt	(15,000)	(713,667)	(304,845)
Debt issuance costs	—	(11,695)	—
Repurchases of common stock	(111,962)	(215,071)	(58,225)
Proceeds from issuance of common stock	11,802	6,814	49,461
Net cash used in financing activities	**(115,160)**	**(323,619)**	**(313,609)**
Effect of exchange rate changes on cash and cash equivalents	1,447	(560)	68
Net increase (decrease) in cash and cash equivalents	(7,260)	(143,964)	116,089
Cash and cash equivalents at beginning of period	101,971	245,935	129,846
Cash and cash equivalents at end of period	**$ 94,711**	**$101,971**	**$245,935**
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 27,673	$ 31,349	$ 72,394
Cash paid during the period for income taxes	$ 80,015	$ 81,539	$237,674
Non-cash financing activities:			
Stock issued under stock-based compensation plans	$ —	$ 3,385	$ 7,634

See accompanying notes to consolidated financial statements.

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Valassis Communications, Inc. (referred to herein as "Valassis," "we," and "our") and domestic and non-U.S. subsidiaries in which we hold a controlling financial interest. Our share of the earnings or losses of non-controlled affiliates over which we exercise significant influence (generally a 20% to 50% ownership interest) is included in other income, net in the consolidated statements of income using the equity method of accounting. All intercompany balances and transactions between consolidated entities have been eliminated.

Accounts Receivable

Accounts receivables are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable amounts will not be collected based on specific identification of customer circumstances or age of the receivable. Accounts receivable are written off when it becomes apparent such amounts will not be collected. Generally, we do not require collateral or other security to support client receivables. The allowance for doubtful accounts was $6.4 million and $6.9 million as of December 31, 2012 and December 31, 2011, respectively.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income included the following:

(in thousands of U.S. dollars)	December 31, 2012	December 31, 2011
Unrealized changes in fair value of cash flow hedges, net of tax of $2,199 and $1,768, respectively	$ (3,551)	$ (2,863)
Foreign currency translation	7,125	5,638
Accumulated other comprehensive income	$ 3,574	$ 2,775

Cash Equivalents

All highly-liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

Client Contract Incentives

We occasionally provide upfront cash incentives to key clients to secure the value of a long-term contract. The cost of such incentives is capitalized and amortized as a reduction to revenues using the straight-line method over the life of the client contract.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash in short-term high credit quality securities. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of clients comprising our client base and their dispersion across many different industries and geographies. No single client accounted for more than 10% of our consolidated accounts receivable or revenues as of or for the years ended December 31, 2012, 2011 or 2010.

Derivatives and Hedging Transactions

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates exposure to these risks with the intent of reducing the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes. All derivatives are recorded at fair value and the changes in fair value are immediately included in earnings if the derivatives are not designated and do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income until the underlying hedged item is recognized in earnings.

Dividends

On December 12, 2012, our Board of Directors adopted a cash dividend policy pursuant to which we intend to pay quarterly cash dividends to holders of our common stock. The cash dividend policy and the payment of future cash dividends under that policy are subject to our Board of Director's continuing determination that the dividend policy and the declaration of dividends thereunder are in the best interests of our shareholders and are in compliance with all laws and our agreements applicable to the declaration and payment of cash dividends.

Foreign Currency Translation

The financial statements of foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year-to-year have been reported as a component of stockholders' equity in accumulated other comprehensive income.

Goodwill and Other Intangible Assets

Our intangible assets consist primarily of mailing lists, customer relationships, trade names and goodwill. An intangible asset with a finite useful life is amortized on a straight-line basis over its expected useful life, which approximates the manner in which the economic benefits of the intangible asset will be consumed. We review the carrying amounts of our finite-lived assets when facts and circumstances suggest the cash flows emanating from those assets may be diminished. An intangible asset with an indefinite useful life is not amortized but is evaluated at least annually as of December 31st for impairment and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, competition and other economic factors. We have determined that our trade names have indefinite useful lives; therefore, we do not amortize them. The identification of reporting units and the allocation of intangible assets by reporting unit during 2012 were consistent with prior periods.

For goodwill, our annual impairment evaluation compares the fair value of each of our reporting units to its respective carrying amount and consists of two steps. First, we determine the fair values of each of our reporting units, as described below, and compare them to the corresponding carrying amounts. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner equivalent to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill.

We estimate the fair values of our reporting units based on projected future debt-free cash flows that are discounted to present value using factors that consider the timing and risk of the future cash flows. We believe this approach is appropriate because it provides a fair value estimate based upon the expected long-term operations and cash flow performance of each reporting unit. We estimate future cash flows for each of our reporting units based on our operating result projections for the respective operating unit. These projected cash flows are discounted to present value using a weighted average cost of capital thought to be indicative of market participants.

Consistent with the prior year, we tested the value assigned to our trade names utilizing an estimated market royalty rate representing the percentage of revenues a market participant would be willing to pay as a royalty for their use.

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

In-Store Retailer Network Profit Sharing

Our in-store business has entered into various, multi-year agreements with a network of approximately 15,000 drug, grocery and discount stores granting us the exclusive right to display our client's at-shelf promotions in their stores. Under the terms of these agreements, retailers are entitled to a percentage of the profits associated with their stores. In certain of these agreements, we have provided the retailers with a guaranteed minimum payment amount. Expense associated with these retailer agreements is included in cost of sales in the period in which it is incurred.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Inventories

Inventories are accounted for at the lower of cost, determined on a first in, first out ("FIFO") basis, or market. Inventories included on the consolidated balance sheets consisted of:

(in thousands of U.S. dollars)	December 31, 2012	December 31, 2011
Raw materials	$ 30,960	$ 28,075
Work in progress	12,293	13,045
Inventories	$ 43,253	$ 41,120

Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Improvements that add significantly to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the estimated life of the related asset or the lease-term using the straight-line method. We review the carrying amounts of our plant, property and equipment when facts and circumstances suggest the cash flows emanating from those assets may be diminished. The following table summarizes the costs and ranges of useful lives of the major classes of property, plant and equipment and the total accumulated depreciation related to the property, plant and equipment, net included on the consolidated balance sheets:

	Useful Lives	December 31, 2012	December 31, 2011
	(in years)	(in thousands of U.S. dollars)	
Land, at cost	N/A	$ 7,185	$ 7,167
Buildings, at cost	10 - 30	37,961	37,511
Machinery and equipment, at cost	3 - 20	228,605	217,764
Office furniture and equipment, at cost	3 - 10	233,948	236,994
Leasehold improvements, at cost	5 - 10	28,916	28,563
		536,615	527,999
Less accumulated depreciation		(410,783)	(379,094)
Property, plant and equipment, net		**$ 125,832**	**$ 148,905**

Depreciation expense was $44.1 million, $48.1 million, and $48.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Revenue Recognition

Our revenue recognition policies vary by product and are summarized as follows:

- Revenues for newspaper-delivered promotions are recognized in the period the product is distributed in the newspaper. In accordance with Free-standing Inserts ("FSI") industry practice, we generally bill clients in advance of the related distribution date. However, these billings are reflected as a progress billings liability until the distribution date.
- Products not distributed via newspapers are recognized as revenues when the product is shipped, accepted by the USPS or the service is performed.
- Coupon processing fee revenues are recognized on completion of coupon processing, and do not include the face value of the coupon or the retailer handling fee.
- Taxes collected from clients are reported on a net basis and, as such, excluded from revenues.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, useful lives of intangible and fixed assets, fair value of reporting units for goodwill impairment testing, liabilities for self-insured employee benefit plans and income taxes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year ended December 31, 2012 are as follows:

(in thousands of U.S. dollars)	Shared Mail	Neighborhood Targeted	Free-standing Inserts	International, Digital Media & Services	Total
Balance as of December 31, 2011					
Total goodwill acquired	$ 721,384	$ 5,325	$ 22,357	$ 93,405	$ 842,471
Accumulated impairment losses	(187,200)	—	—	(18,800)	(206,000)
Goodwill	**534,184**	**5,325**	**22,357**	**74,605**	**636,471**
Goodwill acquired	—	—	—	3,552	3,552
Impairment charges	—	(3,985)	—	(3,600)	(7,585)
Balance as of December 31, 2012					
Total goodwill acquired	721,384	5,325	22,357	96,957	846,023
Accumulated impairment losses	(187,200)	(3,985)	—	(22,400)	(213,585)
Goodwill	**$ 534,184**	**$ 1,340**	**$ 22,357**	**$ 74,557**	**$ 632,438**

The goodwill acquired during the year ended December 31, 2012 relates the acquisition of Brand.net, which is described in Note 12, *Brand.net Acquisition*. The impairment charges of $7.6 million recognized during the year ended December 31, 2012 resulted from our decision to exit our newspaper polybag advertising and sampling business, a reporting unit within our Neighborhood Targeted reportable segment, and our solo direct mail business, a reporting unit within International, Digital Media & Services.

We performed annual impairment tests of goodwill as of December 31, 2012, 2011 and 2010. The estimated fair values of our reporting units were in excess of the carrying values of the reporting units; therefore, we concluded goodwill was not impaired as of these dates.

The components of other intangible assets, net included on the consolidated balance sheets consisted of:

(in thousands of U.S. dollars)	December 31, 2012				December 31, 2011			
	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Remaining Useful Life (in years)	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Remaining Useful Life (in years)
Finite-lived intangible assets:								
Mailing lists, non-compete agreements and other	$ 47,320	$ (13,025)	$ 34,295	12.2	$ 40,457	$ (9,894)	$ 30,563	15.1
Customer relationships	142,200	(55,266)	86,934	8.2	140,000	(44,591)	95,409	9.0
Total	$ 189,520	(68,291)	121,229		$ 180,457	(54,485)	125,972	
Indefinite-lived intangible assets:								
Valassis name, tradenames, trademarks and other			93,942				87,641	
Other intangible assets, net			**$215,171**				**$ 213,613**	

The increases in the gross amounts of intangible assets during the year ended December 31, 2012 reflect the acquisition of Brand.net, which is described in Note 12, *Brand.net Acquisition*, and other technology related to our digital business.

During the year ended December 31, 2011, we recorded a pre-tax charge of $7.1 million resulting from the impairment of certain acquired patents, which were never placed into service. This write-off is included in cost of sales in the consolidated statement of income for the year ended December 31, 2011.

Amortization expense related to finite-lived intangible assets was $13.8 million, $12.6 million and $12.6 million for the years ended December 31, 2012, 2011 and 2010. Amortization related to these intangible assets is expected to be $14.9 million, $14.9 million, $14.0 million, $13.0 million and $12.8 million for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively, and $51.5 million thereafter.

3. LONG-TERM DEBT

Long-term debt included on the consolidated balance sheets consisted of:

(in thousands of U.S. dollars)	December 31, 2012	December 31, 2011
Senior Secured Revolving Credit Facility	$ 50,000	$ 50,000
Senior Secured Term Loan A	277,500	292,500
Senior Secured Convertible Notes due 2033, net of discount	61	60
6 5/8% Senior Notes due 2021	260,000	260,000
Total debt	587,561	602,560
Current portion long-term debt	**22,500**	**15,000**
Long-term debt	**$ 565,061**	**$ 587,560**

Maturities of long-term debt are $22.5 million, $37.5 million, $45.0 million, and $222.5 million and $0 for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively, and $260.1 million thereafter.

Senior Secured Credit Facility

General

On June 27, 2011, we entered into a senior secured credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders jointly arranged by J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility and related loan documents replaced and terminated our prior credit agreement, dated as of March 2, 2007, as amended (the "Prior Senior Secured Credit Facility"), by and among Valassis, Bear Stearns Corporate Lending Inc., as Administrative Agent, and a syndicate of lenders jointly arranged by Bear, Stearns & Co. Inc. and Banc of America Securities LLC. In connection with the termination of the Prior Senior Secured Credit Facility, all obligations and rights under the related guarantee, security and collateral agency agreement, dated as of March 2, 2007, as amended (the "Prior Security Agreement"), by Valassis and certain of its domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the Secured Parties (as defined in the Prior Security Agreement), were also simultaneously terminated.

The Senior Secured Credit Facility consists of:

- a five-year term loan A in an aggregate principal amount equal to $300.0 million, with principal repayable in quarterly installments at a rate of 5.0% during each of the first two years from issuance, 10.0% during the third year from issuance, 15.0% during the fourth year from issuance and 11.25% during the fifth year from issuance, with the remaining 53.75% due at maturity (the "Term Loan A");
- a five-year revolving credit facility in an aggregate principal amount of $100.0 million (the "Revolving Line of Credit"), including $15.0 million available in Euros, Pounds Sterling or Canadian Dollars, $50.0 million available for letters of credit and a $20.0 million swingline loan subfacility, of which $50.0 million was drawn at closing and remains outstanding as of December 31, 2012 (exclusive of outstanding letters of credit described below); and
- an incremental facility pursuant to which, prior to the maturity of the Senior Secured Credit Facility, we may incur additional indebtedness in an amount up to $150.0 million under the Revolving Line of Credit or the Term Loan A or a combination thereof, subject to certain conditions, including receipt of additional lending commitments for such additional indebtedness. The terms of the incremental facility will be substantially similar to the terms of the Senior Secured Credit Facility, except with respect to the pricing of the incremental facility, the interest rate for which could be higher than that for the Revolving Line of Credit and the Term Loan A.

We used the initial borrowing under the Revolving Line of Credit, the proceeds from the Term Loan A and existing cash of $120.0 million to repay the $462.2 million outstanding under our Prior Senior Secured Credit Facility (reflecting all outstanding borrowings thereunder), to pay accrued interest with respect to such loans and to pay the fees and expenses related to the Senior Secured Credit Facility. We recognized a pre-tax loss on extinguishment of debt of $3.0 million during the year ended December 31, 2011, which represents the write-off of related capitalized debt issuance costs. In addition, as further discussed in Note 9, *Derivative Financial Instruments and Fair Value Measurements*, we recorded in interest expense a pre-tax loss of $2.6 million related to the discontinuation of hedge accounting on the related interest rate swap. We capitalized related debt issuance costs of approximately $6.6 million, which will be amortized over the term of the Senior Secured Credit Facility.

All borrowings under our Senior Secured Credit Facility, including, without limitation, amounts drawn under the Revolving Line of Credit, are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. As of December 31, 2012, we had approximately $42.6 million available under the Revolving Line of Credit portion of our Senior Secured Credit Facility (after giving effect to the reductions in availability pursuant to $7.4 million in standby letters of credit outstanding as of December 31, 2012).

Interest and Fees

Borrowings under our Senior Secured Credit Facility bear interest, at our option, at either the alternate base rate (defined as the higher of the prime rate announced by the Administrative Agent, the federal funds effective rate or one-month LIBOR, in each case, plus an applicable interest rate margin) (the "Base Rate") or at the Eurodollar Rate (one-, two-, three- or six-month LIBOR, at our election, as defined in the credit agreement governing the Senior Secured Credit Facility), except for borrowings made in alternate currencies which may not accrue interest based upon the alternate base rate, in each case, plus an applicable interest rate margin. The applicable margins are currently 0.75% per annum for Base Rate loans and 1.75% per annum for Eurodollar Rate loans. The margins applicable to the borrowings under our Senior Secured Credit Facility may be adjusted based on our consolidated leverage ratio, with 1.00% being the maximum Base Rate margin and 2.00% being the maximum Eurodollar Rate margin. See Note 9, *Derivative Financial Instruments and Fair Value Measurements*, for discussion regarding our various interest rate swap agreements.

Guarantees and Security

Our Senior Secured Credit Facility is guaranteed by certain of our existing and future domestic restricted subsidiaries pursuant to a Guarantee and Collateral Agreement. In addition, our obligations under our Senior Secured Credit Facility and the guarantee obligations of the subsidiary guarantors are secured by first priority liens on substantially all of our and our subsidiary guarantors' present and future assets and by a pledge of all of the equity interests in our domestic subsidiary guarantors and 65% of the capital stock of certain of our existing and future foreign subsidiaries.

The Guarantee and Collateral Agreement also secures our Senior Secured Convertible Notes due 2033 on an equal and ratable basis with the indebtedness under our Senior Secured Credit Facility to the extent required by the indenture governing such notes.

Prepayments

The Senior Secured Credit Facility also contains a requirement that we make mandatory principal prepayments on the Term Loan A and Revolving Line of Credit in certain circumstances, including, without limitation, with 100% of the aggregate net cash proceeds from certain asset sales, casualty events or condemnation recoveries (in each case, to the extent not otherwise used for reinvestment in our business or related business and subject to certain other exceptions). The Senior Secured Credit Facility further provides that, subject to customary notice and minimum amount conditions, we may make voluntary prepayments without payment of premium or penalty.

Covenants

Subject to customary and otherwise agreed upon exceptions, our Senior Secured Credit Facility contains affirmative and negative covenants, including, but not limited to:

- the payment of other obligations;
- the maintenance of organizational existences, including, but not limited to, maintaining our property and insurance;
- compliance with all material contractual obligations and requirements of law;
- limitations on the incurrence of indebtedness;
- limitations on creation and existence of liens;
- limitations on certain fundamental changes to our corporate structure and nature of our business, including mergers;
- limitations on asset sales;
- limitations on restricted payments, including certain dividends and stock repurchases and redemptions;
- limitations on capital expenditures;
- limitations on any investments, provided that certain "permitted acquisitions" and strategic investments are allowed;
- limitations on optional prepayments and modifications of certain debt instruments;
- limitations on modifications to organizational documents;
- limitations on transactions with affiliates;
- limitations on entering into certain swap agreements;
- limitations on negative pledge clauses or clauses restricting subsidiary distributions;
- limitations on sale-leaseback and other lease transactions; and
- limitations on changes to our fiscal year.

Our Senior Secured Credit Facility also requires us to comply with:

- a maximum consolidated leverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the most recent four quarters), of 3.50:1.00; and
- a minimum consolidated interest coverage ratio, as defined in our Senior Secured Credit Facility (generally, the ratio of our consolidated EBITDA to consolidated interest expense for the most recent four quarters), of 3.00:1.00.

The following table shows the required and actual financial ratios under our Senior Secured Credit Facility as of December 31, 2012:

	Required Ratio	Actual Ratio
Maximum consolidated leverage ratio	No greater than 3.50:1.00	1.96:1.00
Minimum consolidated interest coverage ratio	No less than 3.00:1.00	10.97:1.00

In addition, we are required to give notice to the administrative agent and the lenders under our Senior Secured Credit Facility of defaults under the facility documentation and other material events, make any new wholly-owned domestic subsidiary (other than an immaterial subsidiary) a subsidiary guarantor and pledge substantially all after-acquired property as collateral to secure our and our subsidiary guarantors' obligations in respect of the facility.

Events of Default

Our Senior Secured Credit Facility contains customary events of default, including upon a change in control. If such an event of default occurs, the lenders under our Senior Secured Credit Facility would be entitled to take various actions, including in certain circumstances increasing the effective interest rate and accelerating the amounts due under our Senior Secured Credit Facility.

8 1/4% Senior Notes due 2015

On January 13, 2011, we commenced a cash tender offer and consent solicitation to purchase any and all of our outstanding 8 1/4% Senior Notes due 2015 (the "2015 Notes") and to amend the indenture governing the 2015 Notes (the "2015 Indenture") to eliminate substantially all of the restrictive covenants and certain events of default. We used the net proceeds from the 2021 Notes (described below) to fund the purchase of the 2015 Notes, the related consent payments pursuant to the tender offer and consent solicitation, and the subsequent redemption of the 2015 Notes that were not tendered and remained outstanding after the expiration of the tender offer and consent solicitation. We recognized a pre-tax loss on extinguishment of debt of $13.3 million during the year ended December 31, 2011, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the write-off of related capitalized debt issuance costs.

During the year ended December 31, 2010, we purchased $297.8 million aggregate principal amount of the 2015 Notes pursuant to a cash tender offer and open market repurchases. We recognized a pre-tax loss on extinguishment of debt of $23.9 million during the year ended December 31, 2010, which represents the difference between the aggregate purchase price and the aggregate principal amount of the 2015 Notes purchased and the proportionate write-off of related capitalized debt issuance costs.

6 5/8% Senior Notes due 2021

On January 28, 2011, we issued in a private placement $260.0 million aggregate principal amount of our 6 5/8% Senior Notes due 2021 (the "2021 Notes"). The net proceeds were used to fund the purchase of the outstanding 2015 Notes and the related consent payments in a concurrent tender offer and consent solicitation as described above and the redemption of the remaining outstanding 2015 Notes. We capitalized related debt issuance costs of approximately $5.1 million, which are being amortized over the term of the 2021 Notes.

Interest on the 2021 Notes is payable every six months on February 1 and August 1. The 2021 Notes are fully and unconditionally guaranteed, jointly and severally, by substantially all of our existing and future domestic restricted subsidiaries on a senior unsecured basis.

In July 2011, in accordance with the terms of the registration rights agreement between us and the initial purchasers of the 2021 Notes, we completed an exchange offer to exchange the original notes issued in the private placement for a like principal amount of exchange notes registered under the Securities Act of 1933, as amended. An aggregate principal amount of $260.0 million, or 100%, of the original notes were exchanged for exchange notes in the exchange offer. The exchange notes are substantially identical to the original notes, except that the exchange notes are not subject to certain transfer restrictions.

The 2021 Notes were issued under an indenture with Wells Fargo Bank, National Association, as trustee (the "2021 Indenture"). Subject to a number of exceptions, the 2021 Indenture restricts our ability and the ability of our restricted subsidiaries (as defined in the 2021 Indenture) to incur or guarantee additional indebtedness, transfer or sell assets, make certain investments, pay dividends or make distributions or other restricted payments, create certain liens, merge or consolidate, repurchase stock, create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us and enter into transactions with affiliates.

We may redeem all or a portion of the 2021 Notes at our option at any time prior to February 1, 2016, at a redemption price equal to 100% of the principal amount of 2021 Notes to be redeemed, plus a make-whole premium as described in the 2021 Indenture, plus accrued and unpaid interest to the redemption date, if any. At any time on or after February 1, 2016, we may redeem all or a portion of the 2021 Notes at our option at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 1 of the years set forth below:

Year	Percentage
2016	103.313%
2017	102.208%
2018	101.104%
2019 and thereafter	100.000%

In addition, we must pay accrued and unpaid interest to the redemption date, if any. On or prior to February 1, 2014, we may also redeem at our option up to 35% of the principal amount of the outstanding 2021 Notes with the proceeds of certain equity offerings at the redemption price specified in the 2021 Indenture, plus accrued and unpaid interest to the date of redemption, if any. Upon the occurrence of a change of control, as defined in the 2021 Indenture, we must make a written offer to purchase all of the 2021 Notes for cash at a purchase price equal to 101% of the principal amount of the 2021 Notes, plus accrued and unpaid interest to the date of repurchase, if any.

Senior Secured Convertible Notes due 2033 ("2033 Secured Notes")

As of December 31, 2012, an aggregate principal amount of $85,000 (or approximately $61,000 net of discount) of the 2033 Secured Notes remained outstanding pursuant to the 2033 Secured Notes indenture.

Additional Provisions

The indenture governing the 2033 Secured Notes contains a cross-default provision which becomes applicable if we default under any mortgage, indenture or instrument evidencing indebtedness for money borrowed by us and the default results in the acceleration of such indebtedness prior to its express maturity, and the principal amount of any such accelerated indebtedness aggregates in excess of $25.0 million. The 2021 Indenture contains a cross-default provision which becomes applicable if we (a) fail to pay the stated principal amount of any of our indebtedness at its final maturity date, or (b) default under any of our indebtedness and the default results in the acceleration of indebtedness, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50.0 million or more. Our credit agreement contains a cross-default provision which becomes applicable if we (a) fail to make any payment under any indebtedness for money borrowed by us (other than the obligations under such credit agreement) in an aggregate outstanding principal amount of at least $50.0 million or, (b) otherwise default under any such indebtedness, or trigger another event which causes such indebtedness to become due or to be repurchased, prepaid, defeased or redeemed or become subject to an offer to repurchase, prepay, defease or redeem such indebtedness prior to its stated maturity.

Repurchases of Debt

Subject to applicable limitations in our Senior Secured Credit Facility and indentures, we may from time to time repurchase our debt in the open market, through tender offers, through exchanges for debt or equity securities, in privately negotiated transactions or otherwise.

Covenant Compliance

As of December 31, 2012, we were in compliance with all of our indenture and Senior Secured Credit Facility covenants.

4. ACCRUED EXPENSES

Accrued expenses included on the condensed consolidated balance sheets consisted of:

(in thousands of U.S. dollars)	December 31, 2012	December 31, 2011
Accrued interest	$ 7,275	$ 7,205
Accrued compensation and benefits	50,305	55,030
Dividends payable	12,011	—
Other accrued expenses	37,876	36,174
Accrued expenses	**$ 107,467**	**$ 98,409**

5. COMMITMENTS AND CONTINGENCIES

Commitments

Total operating lease rentals, for various office space and equipment, charged to expense were $25.8 million, $27.4 million and $27.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Future minimum rental payments required under noncancelable operating leases as of December 31, 2012 are as follows:

Year Ended December 31,						
2013	2014	2015	2016	2017	Thereafter	Total
(in thousands of U.S. dollars)						
$ 18,934	$ 15,968	$ 12,084	$ 9,216	$ 7,139	$ 21,418	$ 84,759

Future minimum contractual commitments pursuant to various agreements are $27.5 million, $22.2 million, $17.4 million and $4.0 million for the years ending December 31, 2013, 2014, 2015 and 2016, respectively.

Future commitments pursuant to current and former senior executive employment agreements, which include non-compete clauses, and excluding any discretionary bonuses, are as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2013	2014	2015	2016	2017	Thereafter	Total
Base Salary	$ 2,482	$ 2,253	$ 1,061	$ 788	$ 515	$ 515	$ 7,614
Maximum Cash Bonus	1,452	950	—	—	—	—	2,402
Total	$ 3,934	$ 3,203	$ 1,061	$ 788	$ 515	$ 515	$ 10,016

Our obligation to pay the maximum cash bonus is based on Valassis and certain of the current senior executives attaining earnings, sales, cost and/or individual performance targets. In addition, we have commitments to certain former and current senior executives under a supplemental executive retirement plan ("SERP"). The present value of expected payments under the SERP was $11.6 million and $12.4 million at December 31, 2012 and 2011, respectively, and benefits are payable over the ten years following the cessation of employment by the executive. In addition, the employment agreement of a former executive provides for supplemental benefits for a period of ten years similar to those provided under the SERP plan. The present value of expected payments under this employment agreement was $1.2 million and $1.4 million at December 31, 2012 and 2011, respectively.

Contingencies

The application and interpretation of applicable state sales tax laws to certain of our products is uncertain. Accordingly, we may be exposed to additional sales tax liability to the extent various state jurisdictions determine that certain of our products are subject to such jurisdictions' sales tax. As of December 31, 2012, we have recorded a liability of $7.6 million, reflecting our best estimate of our contingent sales tax liability.

In addition to the above matter, we are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on our financial position, results of operations or liquidity.

6. GAIN FROM LITIGATION SETTLEMENT

On February 4, 2010, we executed a settlement agreement and release (the "Settlement Agreement") with News America Incorporated, a/k/a News America Marketing Group, News America Marketing, FSI, Inc. a/k/a News America Marketing FSI, LLC and News America Marketing In-Store Services, Inc. a/k/a News America Marketing In-Store Services, LLC (collectively, "News"). The operative complaint alleged violations of the Sherman Act and various state competitive statutes and the commission of torts by News in connection with the marketing and sale of FSI space and in-store promotion and advertising services. Pursuant to the terms of the Settlement Agreement, News paid us $500.0 million and entered into a 10-year shared mail distribution agreement with our subsidiary, Valassis Direct Mail, Inc., which provides for our sale of certain shared mail services to News on specified terms.

In connection with the settlement, the parties worked with the United States District Court for the Eastern District of Michigan (the "Court"), under the Honorable Arthur J. Tarnow, on a set of procedures to handle future disputes among the parties with respect to conduct at issue in the litigation. The Court issued the order on this matter on June 15, 2011.

The settlement resolved all outstanding claims between us and News as of February 4, 2010. As a result, the parties dismissed all outstanding litigation between them and released all existing and potential claims against each other that were or could have been asserted in the litigation as of the date of the Settlement Agreement.

During the year ended December 31, 2010, in connection with the successful settlement of these lawsuits, we made $9.9 million in related payments, including special bonuses to certain of our employees (including our named executive officers in our proxy statement) in an aggregate amount of $8.1 million. These expenses were netted against the $500.0 million of proceeds received, and the net proceeds of $490.1 million were recorded as a separate line item "Gain from litigation settlement, net" in our consolidated statement of income for the year ended December 31, 2010.

7. INCOME TAXES

The components of earnings before income taxes for our domestic and foreign operations were as follows:

	Year Ended December 31,		
(in thousands of U.S. dollars)	2012	2011	2010
United States	$ 184,237	$ 174,357	$ 626,755
Foreign	629	5,387	5,900
Earnings before income taxes	**$ 184,866**	**$ 179,744**	**$ 632,655**

Income taxes have been charged to earnings as follows:

	Year Ended December 31,		
(in thousands of U.S. dollars)	2012	2011	2010
Current:			
Federal	$ 59,121	$ 64,328	$ 228,683
Foreign	884	1,554	1,825
State	13,578	10,553	35,028
Total current taxes	73,583	76,435	265,536
Deferred:			
Federal	(8,270)	(6,834)	(19,647)
Foreign	(146)	223	1,743
State	714	(3,510)	(382)
Total deferred taxes	(7,702)	(10,121)	(18,286)
Income tax expense	**$ 65,881**	**$ 66,314**	**$ 247,250**

Undistributed earnings of foreign subsidiaries that are deemed to be permanently reinvested totaled $27.3 million and $30.5 million at December 31, 2012 and December, 31 2011, respectively. As such, we have not provided U.S. income taxes on these reinvested earnings.

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

The actual income tax expense differs from expected amounts computed by applying the U.S. federal income tax rate to earnings before income taxes as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	2011	2010
Expected income tax expense at statutory rate	$ 64,703	$ 62,910	$ 221,429
Increase (decrease) in taxes resulting from:			
Domestic production activities	(3,150)	(2,450)	(2,625)
Statutory expirations of unrecognized tax benefits	(7,862)	(477)	(100)
State and local income taxes, net of federal benefit	9,293	4,766	22,275
Other items, net	2,897	1,565	6,271
Income tax expense	**$ 65,881**	**$ 66,314**	**$ 247,250**

Significant components of our deferred tax assets and liabilities are as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	2011
Long-term deferred income tax assets (liabilities):		
Intangible assets	$ (77,347)	$ (80,372)
Depreciation on plant and equipment	(25,322)	(33,037)
Deferred compensation	20,726	20,008
Cancellation of indebtedness income	(3,833)	(3,830)
Net operating loss and tax credit carryforwards	12,288	7,316
Stock-based compensation	4,065	4,552
Partnership losses	—	2,603
Investment impairments	5,233	5,202
Foreign	299	315
Acquisition costs	13,425	13,634
Interest rate swaps	2,198	2,083
Allowance for uncollectible accounts	1,067	1,288
Other reserves	7,441	8,958
Long-term deferred income tax liabilities	(39,760)	(51,280)
Valuation allowance	(17,498)	(16,124)
Deferred income tax liabilities	**(57,258)**	**(67,404)**
Current deferred income tax assets (liabilities):		
Inventory	$ 815	$ 622
Accrued expenses	3,770	5,141
Allowance for uncollectible accounts	6,469	7,972
Other reserves	46	(203)
Prepaid expense	(3,473)	(3,465)
Intangible assets	(5,940)	(4,976)
Current deferred income tax assets	1,687	5,091
Valuation allowance	(1,536)	(1,731)
Net current deferred income tax assets	$ 151	$ 3,360

Our net current deferred income tax assets of $0.2 million and $3.4 million as of December 31, 2012 and 2011, respectively, are recorded in prepaid expenses and other in the consolidated balance sheets.

Our net deferred tax assets and liabilities are summarized as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	2011
Total deferred tax assets	$ 63,833	$ 76,193
Total deferred tax liabilities	(120,940)	(140,237)
Net deferred income tax liabilities	$ (57,107)	$ (64,044)

For financial statement purposes, the tax benefits of net operating/capital loss and tax credit carryforwards are recognized as deferred tax assets and are subject to appropriate valuation allowances when we determine that the likelihood of recovering the deferred tax asset falls below the "more likely than not" threshold. We evaluate our net operating loss and credit carryforwards on an ongoing basis. The following table summarizes the expiration periods and corresponding valuation allowances for the deferred tax assets related to net operating/capital loss and tax credit carryforwards:

(in millions of U.S. dollars)	2013 - 2017	2018 - 2027	2028 - 2032	Indefinite	Total
Gross deferred tax asset	$ 0.7	$ 0.8	$ 5.9	$ 4.9	$ 12.3
Valuation allowance	(0.5)	(0.5)	(1.3)	(3.3)	(5.6)
Net deferred tax asset	$ 0.2	$ 0.3	$ 4.6	$ 1.6	$ 6.7

An additional valuation allowance of $13.4 million exists for capitalized costs associated with the ADVO acquisition.

We recognize tax benefits only for tax positions that are more-likely-than-not to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefit of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, the company cannot recognize any benefit for the tax position. In addition, the tax position must continue to meet the more-likely-than-not threshold in each reporting period after initial recognition in order to support continued recognition of a benefit. The following table provides a reconciliation of the beginning and ending balances of gross unrecognized tax benefits:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	2011
Gross unrecognized tax benefits - January 1,	$ 9,609	$ 12,536
Gross increases in tax positions for prior years	1,681	404
Gross decreases in tax positions for prior years	(292)	(1,728)
Gross increases in tax positions for current year	412	38
Gross decreases in tax positions for current year	(6)	(15)
Settlements	(90)	(444)
Lapse of statute of limitations	(7,226)	(1,182)
Gross unrecognized tax benefits - December 31,	$ 4,088	$ 9,609

A portion of our unrecognized tax benefits would, if recognized, reduce our effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which only the timing of the benefit is uncertain. As of December 31, 2012 and 2011, the amounts of gross unrecognized tax benefits that would reduce our effective income tax rate were $3.7 million and $9.1 million, respectively.

As of December 31, 2012, we anticipate events may occur over the next twelve months that could have an effect on the liabilities for unrecognized tax benefits. These events could result in a decrease in our liability for unrecognized tax benefits of up to $3.0 million. Other events may occur over the next twelve months that could impact our unrecognized tax benefits; however, it is not possible to reasonably estimate the expected change for these events.

Our policy for recording interest and penalties associated with liabilities for unrecognized tax benefits is to record these items as part of income tax expense, which is consistent with prior periods. We recorded $0.7 million of income tax benefit related to interest on unrecognized tax benefits for the year ended December 31, 2012. Gross interest of $1.7 million and penalties of $0.1

million were accrued as of December 31, 2012, and gross interest of $2.4 million and penalties of $0.1 million were accrued as of December 31, 2011.

We file tax returns in various federal, state, and local jurisdictions. In many cases, our liabilities for unrecognized tax benefits relate to tax years that remain open for examination by a jurisdiction's taxing authority. The following table summarizes open tax years by major jurisdiction:

Jurisdiction	Open Tax Years
United States	9/2005 - 3/2/2007; 2009 - 2012
California	2007 - 2012
Connecticut	2008 - 2012
Illinois	2009 - 2012
Kansas	2009 - 2012
Massachusetts	2009 - 2012
Michigan	2008 - 2012
North Carolina	2009 - 2012
Pennsylvania	2008 - 2012
Texas	2008 - 2012

8. EARNINGS PER SHARE

Earnings per common share data were as follows:

	Year Ended December 31,		
(in thousands, except per share data)	2012	2011	2010
Net earnings	**$ 118,985**	**$ 113,430**	**$ 385,405**
Weighted-average common shares outstanding, basic	**40,167**	**46,684**	**49,140**
Shares issued on exercise of dilutive options	4,576	5,537	8,178
Shares purchased with assumed proceeds of options and unearned restricted shares	(2,797)	(3,448)	(5,370)
Shares contingently issuable	1	4	9
Weighted-average common shares outstanding, diluted	**41,947**	**48,777**	**51,957**
Net earnings per common share, diluted	**$ 2.84**	**$ 2.33**	**$ 7.42**
Anti-dilutive options excluded from calculation of weighted-average common shares outstanding, diluted	3,308	3,263	1,400

9. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

We use derivative financial instruments, including forward foreign exchange and interest rate swap contracts, to manage our exposure to fluctuations in foreign exchange rates and interest rates. The use of these financial instruments mitigates our exposure to these risks and the variability of our operating results. We are not a party to leveraged derivatives and do not enter into derivative financial instruments for trading or speculative purposes.

We formally document our hedge relationships, including the identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. We also formally assess, both at inception and at least quarterly thereafter, whether a derivative used in a hedging transaction is highly effective in offsetting changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be a highly effective hedge, we discontinue hedge accounting. Hedge ineffectiveness did not have a material impact on operations for the years ended December 31, 2012, 2011 or 2010.

Fair value is generally determined based on quoted market prices in active markets for identical assets or liabilities. If quoted market prices are not available, we use valuation techniques that place greater reliance on observable inputs and less reliance on unobservable inputs. In measuring fair value, we may make adjustments for risks and uncertainties, if a market participant would include such an adjustment in its pricing.

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a fair value hierarchy that distinguishes between assumptions based on market data, referred to as observable inputs, and our assumptions, referred to as unobservable inputs. Determining where an asset or liability falls within that hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. An adjustment to the pricing method used within either Level 1 or Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The hierarchy consists of three broad levels as follows:

- Level 1: Quoted market prices in active markets for identical assets and liabilities;
- Level 2: Inputs other than level 1 inputs that are either directly or indirectly observable; and
- Level 3: Unobservable inputs developed using internal estimates and assumptions, which reflect those that market participants would use.

Derivatives financial instruments are recorded at fair value in the consolidated balance sheets. The fair values of our interest rate swap contracts and foreign exchange contracts are determined based on third-party valuation models and observable foreign exchange forward contract rates, respectively, both of which represent Level 2 fair value inputs.

The notional amounts and fair values of the derivative instruments measured on a recurring basis in the consolidated balance sheets were as follows:

	Notional Amounts		Fair Values		
(in millions of U.S. dollars)	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	Balance Sheet Location
Derivatives designated as cash flow hedging instruments:					
Interest rate swap contract...	$ 180.6	$ 186.3	$ (5.8)	$ (4.6)	Accrued expenses / Other non-current liabilities
Foreign exchange contracts..	6.4	—	0.1	—	Prepaid expenses
Derivatives not receiving hedge accounting treatment:					
Interest rate swap contract...	—	140.0	—	(0.8)	Accrued expenses
Foreign exchange contracts..	4.7	11.7	0.3	(1.0)	Prepaid expenses and other / Accrued expenses
Total derivative financial instruments	$ 191.7	$ 338.0	$ (5.4)	$ (6.4)	

The following tables summarize the impact of derivative financial instruments on the consolidated financial statements for the indicated periods:

	Year Ended December 31,								
	2012	2011	2010	2012	2011	2010	2012	2011	2010
(in millions of U.S. Dollars)	Amount of Pre-tax Gain (Loss) Recognized in Earnings*			Amount of Pre-tax Gain (Loss) Recognized in OCI			Amount of Pre-tax Loss Reclassified from AOCI into Earnings*		
Derivatives designated as cash flow hedging instruments:									
Interest rate swap contract...	$ —	$ —	$ —	$ (2.6)	$ (5.0)	$ (5.4)	$ (1.4)	$ (5.0)	$ —
Foreign exchange contracts..	—	—	—	0.1	—	—	—	—	—
Derivatives not receiving hedge accounting treatment:									
Interest rate swap contracts..	—	—	(1.4)	—	—	—	—	—	(17.3)
Foreign exchange contracts..	1.3	(1.7)	0.3	—	—	—	—	—	—
Total..................	$ 1.3	$ (1.7)	$ (1.1)	$ (2.5)	$ (5.0)	$ (5.4)	$ (1.4)	$ (5.0)	$ (17.3)

* Amounts recognized in earnings related to interest rate swap contracts are included in interest expense in the consolidated statements of income and amounts recognized in earnings related to foreign exchange contracts are included in cost of sales in the consolidated statements of income.

Interest Rate Swaps

During the second quarter of 2007, we entered into interest rate swap agreements with an aggregate notional principal amount of $480.0 million. We initially designated these interest rate swap agreements as hedging instruments and recorded changes in the fair value of these interest rate swap agreements as a component of accumulated other comprehensive income. We discontinued cash flow hedge accounting treatment for these interest rate swap agreements effective April 1, 2009. The deferred losses on these interest rate swap agreements previously charged to accumulated other comprehensive income were amortized to interest expense and subsequent changes in the fair value of these interest rate swap agreements were recognized in earnings as a component of interest expense until these interest rate swap agreements expired on December 31, 2010.

On December 17, 2009, we entered into an interest rate swap agreement with an initial notional amount of $300.0 million to fix three-month LIBOR at 2.005%, for an effective rate of 4.255%, including the applicable margin, for an equivalent portion of our variable rate debt under our Prior Senior Secured Credit Facility. The effective date of this agreement was December 31, 2010. The notional amount of $300.0 million amortized by $40.0 million at the end of every quarter until it reached $100.0 million for the quarter ended June 30, 2012, the expiration date. The interest rate swap agreement was designated as, and qualified as, a cash flow hedge through the termination of the Prior Senior Secured Credit Facility on June 27, 2011. During the year ended December 31, 2011, as a result of the termination of the Prior Senior Secured Credit Facility, pre-tax losses of $2.6 million were reclassified from accumulated other comprehensive income to earnings as a component of interest expense. Changes in the fair value of this interest rate swap agreement subsequent to the termination of hedge accounting were recognized in earnings as a component of interest expense until expiration of the interest rate swap agreement.

On July 6, 2011, we entered into an interest rate swap agreement with an initial notional amount of $186.3 million. The effective date of this agreement was June 30, 2012. Under this interest rate swap agreement, we are required to make quarterly payments at a fixed interest rate of 1.8695% per annum to the counterparty on an amortizing notional amount in exchange for receiving variable payments based on the three-month LIBOR interest rate for the same notional amount. After giving effect to the interest rate swap agreement, our effective interest rate for the notional amount, based on the current applicable margin under our Senior Secured Credit Facility, is 3.6195% per annum. The initial notional amount of $186.3 million amortizes quarterly by (i) $2.8 million from the effective date through the quarter ending September 30, 2013, (ii) $5.6 million from September 30, 2013 through the quarter ending September 30, 2014, and (iii) $8.4 million from September 30, 2014 until June 30, 2015, the expiration date of the agreement. This interest rate swap agreement is designated as and qualifies as a cash flow hedge.

Foreign Currency

Currencies to which we have exposure are the Mexican peso, Canadian dollar, British pound, Polish zloty and Euro. Currency restrictions are not expected to have a significant effect on our cash flows, liquidity, or capital resources. We purchase the Mexican peso and Polish zloty under two to twelve-month forward foreign exchange contracts to stabilize the cost of production. As of December 31, 2012, we had a commitment to purchase $10.6 million in Mexican pesos and $0.5 million in Polish zlotys over the next year.

Long-Term Debt

The estimated fair market value of our long-term debt was $12.6 million above carrying value and $25.0 million below carrying value as of December 31, 2012 and December 31, 2011, respectively. Our 2021 Notes are traded in an active market with the fair value determined based on quoted active market prices, which represents a Level 1 fair value input. Borrowings under our Senior Secured Credit Facility are not traded in an active market and are valued based on an implied price derived from industry averages and relative loan performance, which represent Level 3 fair value inputs.

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents and accruals approximate fair value due to the near-term maturity of these instruments.

10. REPURCHASES OF COMMON STOCK

The following table summarizes our repurchases of common stock during the indicated periods:

in thousands, except per share data	Year Ended December 31, 2012	2011	2010
Shares repurchased	5,116	8,869	1,734
Aggregate repurchase price	$ 111,962	$ 215,071	$ 58,225
Average price paid per share	$ 21.89	$ 24.25	$ 33.58

As of December 31, 2012, we had authorization to repurchase an additional 2.4 million shares of our common stock under the share repurchase program approved by our Board of Directors.

11. STOCK-BASED COMPENSATION PLANS

The 2008 Omnibus Incentive Compensation Plan (the "Omnibus Plan") was approved by our shareholders on April 24, 2008 as a successor to the:

- 2002 Long-Term Incentive Plan, as amended;
- Broad-based Incentive Plan, as amended;
- 2005 Executive Restricted Stock Plan; and
- 2005 Employee and Director Restricted Stock Award Plan.

Although awards remain outstanding under these predecessor plans, no additional awards may be granted under these plans commencing with the approval of the Omnibus Plan. In addition, substantially all shares available under the ADVO, Inc. 2006 Incentive Compensation Plan, which we assumed as part of the March 2007 acquisition, were transferred to the Omnibus Plan. The Omnibus Plan originally authorized 7.3 million shares to be issued by way of stock options, stock appreciation rights, restricted stock, restricted stock units or other equity-based awards. Stock options must be awarded at exercise prices at least equal to the fair market value of the shares on the date of grant and expire not later than ten years from the date of grant, with vesting terms ranging from six months to five years from the date of grant. On May 3, 2012, our shareholders approved an amendment to the Omnibus Plan to increase the number of shares of common stock reserved and available for issuance under the 2008 Plan by an additional 1.1 million shares.

At December 31, 2012, there were outstanding stock options held by 1,428 participants for the purchase of 6,932,046 shares of our common stock and there were 1,313,615 shares available for grant under the Omnibus Plan.

A summary of Valassis' stock option activity for the year ended December 31, 2012, is as follows:

	Shares	Weighted Average per Share Exercise Price	Remaining Contractual Life (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding at beginning of year	8,131,242	$ 19.45		
Granted	802,759	$ 24.71		
Exercised	(1,100,554)	$ 10.97		
Forfeited/Expired	(901,401)	$ 30.86		
Outstanding at end of year	6,932,046	$ 19.93	5.21	$ 51.5
Options exercisable at year end	4,227,684	$ 19.65	3.72	$ 32.9
Options expected to vest	2,444,513	$ 20.41	7.54	$ 16.7

The intrinsic value of options exercised (the amount by which the market price of the Company's stock on the date of exercise exceeded the exercise price) was $15.4 million, $8.7 million and $47.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The weighted average fair value per option at date of grant during the years ended December 31, 2012, 2011 and 2010 was $10.16, $11.50 and $11.89, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for options granted:

	Year Ended December 31,		
	2012	2011	2010
Expected option life (years)	4.4	4.4	4.9
Expected annual volatility	61%	61%	61%
Risk-free interest rate	0.8%	1.2%	2.6%
Dividend yield	2.6%	0.0%	0.0%

A summary of restricted stock activity for the year ended December 31, 2012 is as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Non-vested at beginning of year	550,206	$ 27.88
Granted	440,150	$ 25.62
Vested	(281,267)	$ 29.16
Forfeited	(5,829)	$ 22.67
Non-vested at end of year	703,260	$ 26.00

Total stock-based compensation expense was $13.9 million, $12.9 million and $32.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was a total of $21.0 million of unrecognized stock-based compensation expense related to unvested stock options and restricted stock awards, which is expected to be recognized over a weighted average period of approximately two years.

12. BRAND.NET ACQUISITION

On June 20, 2012, we acquired, through a wholly-owned subsidiary, Brand.net, an online display, video and mobile advertising platform. The acquisition was accounted for as a purchase under the acquisition method in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") No. 805, *Business Combinations*. The total purchase price was approximately $18.0 million and did not include direct acquisition costs of approximately $0.7 million. The acquisition was recorded by allocating the purchase price to the assets acquired, including identifiable intangible assets and liabilities assumed, based on their estimated fair values at the date of acquisition. The acquisition of Brand.net did not have a material impact on our revenues or net earnings for the year ended December 31, 2012, and would not have had a material impact on our revenues or net earnings for any of the periods included in the consolidated statements of income if the acquisition had been consummated at the beginning of such periods.

13. SEGMENT REPORTING

Our segments meeting the quantitative thresholds to be considered reportable are Shared Mail, Neighborhood Targeted and FSI. All other lines of business fall below a materiality threshold and are, therefore, combined together in an "other" segment named International, Digital Media & Services. These business lines include Brand.net, a Valassis Digital Company, NCH Marketing Services, Inc., our coupon clearing and analytics business, Valassis Canada, Inc., Promotion Watch and our in-store business. Our reportable segments are strategic business units that offer different products and services and are subject to regular review by our chief operating decision-maker. They are managed separately because each business requires different executional strategies and caters to different client marketing needs.

The accounting policies of the segments are the same as those described in Note 1, *Basis of Presentation and Significant Accounting Policies*. We evaluate reportable segment performance based on segment profit, which we define as earnings from operations excluding unusual or infrequently occurring items. Assets are not allocated to reportable segments and are not used to assess the performance of a reportable segment.

The following tables set forth, by segment, revenues, depreciation/amortization and segment profit for the indicated periods:

(in millions of U.S. dollars)	Year Ended December 31, Shared Mail	Neighborhood Targeted	FSI	International, Digital Media & Services	Total
2012					
Revenues from external customers	$ 1,365.6	$ 326.4	$ 283.9	$ 186.2	$ 2,162.1
Intersegment revenues	$ 16.2	$ 58.3	$ 40.1	$ —	$ 114.6
Depreciation/amortization	$ 31.8	$ 4.3	$ 12.8	$ 9.1	$ 58.0
Segment profit (loss)	$ 201.4	$ (1.0)	$ 21.9	$ 8.3	$ 230.6
2011					
Revenues from external customers	$ 1,350.8	$ 374.7	$ 316.0	$ 194.5	$ 2,236.0
Intersegment revenues	$ 16.8	$ 50.4	$ 39.2	$ 0.4	$ 106.8
Depreciation/amortization	$ 36.8	$ 4.2	$ 12.7	$ 7.0	$ 60.7
Segment profit	$ 191.9	$ 7.7	$ 14.1	$ 24.3	$ 238.0
2010					
Revenues from external customers	$ 1,307.2	$ 479.9	$ 367.6	$ 178.8	$ 2,333.5
Intersegment revenues	$ 16.8	$ 27.6	$ 39.7	$ 0.4	$ 84.5
Depreciation/amortization	$ 41.0	$ 4.3	$ 12.8	$ 3.3	$ 61.4
Segment profit	$ 156.8	$ 20.6	$ 24.9	$ 22.7	$ 225.0

The following table provides reconciliations of total segment profit to earnings from operations for the indicated periods (nonoperating expenses are not allocated to reportable segments and are not used to assess the performance of a reportable segment):

(in millions of U.S. dollars)	Year Ended December 31, 2012	2011	2010
Total segment profit	$ 230.6	$ 238.0	$ 225.0
Unallocated amounts:			
Goodwill impairment	(7.6)	—	—
Intangible asset impairment	—	(7.1)	—
Restructuring and other postemployment charges	(9.7)	(6.9)	—
Gain from litigation settlement	—	—	490.1
Earnings from operations	**$ 213.3**	**$ 224.0**	**$ 715.1**

The $9.7 million of restructuring and other postemployment charges recognized during the year ended December 31, 2012 consisted of $5.3 million of severance and related costs and $0.7 million of Brand.net acquisition costs, both of which were included in selling, general and administrative expenses in the consolidated statements of income, and $3.7 million of lease termination, severance, asset impairment and other costs associated with our decision to exit our solo direct mail business and our newspaper polybag advertising and sampling business, which were included in cost of sales in the consolidated statements of income. The results of operations of these businesses were immaterial to our consolidated results of operations for each of the years ended December 31, 2012, 2011 and 2010.

During the year ended December 31, 2011, we recognized $6.9 million of restructuring and other postemployment charges related to the restructuring of certain non-core businesses and the associated costs, including write-offs of impaired assets, the early termination of leases and severance costs, all of which were included in selling, general and administrative expenses in the consolidated statements of income.

Domestic and foreign revenues were as follows:

(in millions of U.S. dollars)	Year Ended December 31, 2012	2011	2010
United States	$ 2,117.5	$ 2,182.6	$ 2,282.0
Foreign	44.6	53.4	51.5
Revenues	**$ 2,162.1**	**$ 2,236.0**	**$ 2,333.5**

Domestic and foreign long-lived assets (property, plant and equipment, net) were as follows:

(in millions of U.S. dollars)	December 31, 2012	2011
United States	$ 118.1	$ 140.7
Foreign	7.7	8.2
Property, plant and equipment, net	**$ 125.8**	**$ 148.9**

14. GUARANTOR AND NON-GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following information is presented in accordance with Rule 3-10 of Regulation S-X. The operating and investing activities of the separate legal entities included in the consolidated financial statements are fully interdependent and integrated. Revenues and operating expenses of the separate legal entities include intercompany charges for management and other services. The 2021 Notes issued by Valassis (referred to for purposes of this note only as the "Parent Company") are guaranteed by substantially all of the Parent Company's domestic wholly-owned subsidiaries (collectively, the "Guarantor Subsidiaries") on a senior unsecured basis. Each of the Guarantor Subsidiaries is 100% owned, directly or indirectly, by the Parent Company and has guaranteed the 2021 Notes on a joint and several, full and unconditional basis, subject to certain customary exceptions. Pursuant to the terms of the 2021 Indenture, the Guarantor Subsidiaries are subject to release under certain customary conditions as described below. Non-wholly-owned subsidiaries, joint ventures, partnerships and foreign subsidiaries (collectively, the "Non-Guarantor Subsidiaries") are not guarantors of these obligations. Substantially all of the Guarantor Subsidiaries also guarantee the Parent Company's Senior Secured Credit Facility.

The 2021 Indenture provides for a Guarantor Subsidiary to be automatically and unconditionally released and discharged from its guarantee obligations in certain circumstances, including:

- The sale or other transfer or disposition of all of the Guarantor Subsidiary's capital stock to any person that is not an affiliate of the Parent Company;
- The sale or other transfer of all or substantially all the assets or capital stock of a Guarantor Subsidiary, by way of merger, consolidation or otherwise, to any person that is not an affiliate of the Parent Company;
- If a Guarantor Subsidiary ceases to be a "Domestic Restricted Subsidiary" for purposes of the indenture covenants; and
- Legal defeasance or covenant defeasance of the indenture obligations when provision has been made for them to be fully satisfied.

Condensed Consolidating Balance Sheet
December 31, 2012
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Assets					
Current assets:					
Cash and cash equivalents	$ 62,836	$ 10,745	$ 21,130	—	$ 94,711
Accounts receivable, net	116,821	287,230	22,848	—	426,899
Inventories	35,421	7,829	3	—	43,253
Prepaid expenses and other (including intercompany)	1,520,526	3,706,682	1,998	(5,192,617)	36,589
Total current assets	**1,735,604**	**4,012,486**	**45,979**	**(5,192,617)**	**601,452**
Property, plant and equipment, net	19,159	105,667	1,006	—	125,832
Goodwill	23,699	601,750	6,989	—	632,438
Other intangible assets, net	11,534	203,637	—	—	215,171
Investments	645,411	15,375	—	(658,355)	2,431
Intercompany note receivable (payable)	364,921	(360,830)	(4,091)	—	—
Other assets	7,543	4,157	11	—	11,711
Total assets	**$ 2,807,871**	**$ 4,582,242**	**$ 49,894**	**$ (5,850,972)**	**$ 1,589,035**
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion, long-term debt	$ 22,500	$ —	$ —	$ —	$ 22,500
Accounts payable and intercompany payable	1,653,928	3,804,209	15,800	(5,192,617)	281,320
Progress billings	16,459	7,758	15,378	—	39,595
Accrued expenses	61,741	38,878	6,848	—	107,467
Total current liabilities	**1,754,628**	**3,850,845**	**38,026**	**(5,192,617)**	**450,882**
Long-term debt	565,061	—	—	—	565,061
Deferred income taxes	(4,131)	65,398	(4,009)	—	57,258
Other non-current liabilities	18,750	22,722	799	—	42,271
Total liabilities	**2,334,308**	**3,938,965**	**34,816**	**(5,192,617)**	**1,115,472**
Stockholders' equity	**473,563**	**643,277**	**15,078**	**(658,355)**	**473,563**
Total liabilities and stockholders' equity	**$ 2,807,871**	**$ 4,582,242**	**$ 49,894**	**$ (5,850,972)**	**$ 1,589,035**

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet
December 31, 2011
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Assets					
Current assets:					
Cash and cash equivalents	$ 68,887	$ 7,543	$ 25,541	—	$ 101,971
Accounts receivable, net	123,558	302,096	22,666	—	448,320
Inventories	32,159	8,958	3	—	41,120
Prepaid expenses and other (including intercompany)	1,157,263	1,993,450	23,217	(3,136,275)	37,655
Total current assets	**1,381,867**	**2,312,047**	**71,427**	**(3,136,275)**	**629,066**
Property, plant and equipment, net	24,790	122,565	1,550	—	148,905
Goodwill	23,584	605,898	6,989	—	636,471
Other intangible assets, net	11,558	202,055	—	—	213,613
Investments	547,366	21,385	—	(565,261)	3,490
Intercompany note receivable (payable)	359,649	(333,683)	(25,966)	—	—
Other assets	9,710	5,271	(2,079)	—	12,902
Total assets	**$ 2,358,524**	**$ 2,935,538**	**$ 51,921**	**$ (3,701,536)**	**$ 1,644,447**
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion, long-term debt	$ 15,000	—	—	—	$ 15,000
Accounts payable and intercompany payable	1,210,296	2,246,381	13,976	(3,136,275)	334,378
Progress billings	15,952	10,358	13,665	—	39,975
Accrued expenses	52,675	38,543	7,191	—	98,409
Total current liabilities	**1,293,923**	**2,295,282**	**34,832**	**(3,136,275)**	**487,762**
Long-term debt	587,560	—	—	—	587,560
Deferred income taxes	(2,840)	74,241	(3,997)	—	67,404
Other non-current liabilities	30,347	20,887	953	—	52,187
Total liabilities	**1,908,990**	**2,390,410**	**31,788**	**(3,136,275)**	**1,194,913**
Stockholders' equity	**449,534**	**545,128**	**20,133**	**(565,261)**	**449,534**
Total liabilities and stockholders' equity	**$ 2,358,524**	**$ 2,935,538**	**$ 51,921**	**$ (3,701,536)**	**$ 1,644,447**

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2012
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Revenues	**$ 708,242**	**$ 1,791,307**	**$ 60,867**	**$ (398,332)**	**$ 2,162,084**
Costs and expenses:					
Cost of sales	594,732	1,175,245	46,425	(206,263)	1,610,139
Selling, general and administrative	82,057	414,795	12,474	(192,069)	317,257
Amortization expense	23	13,783	—	—	13,806
Goodwill impairment	7,585	—	—	—	7,585
Total costs and expenses	684,397	1,603,823	58,899	(398,332)	1,948,787
Earnings from operations	**23,845**	**187,484**	**1,968**	—	**213,297**
Other expenses and income:					
Interest expense, net	28,561	5	(105)	—	28,461
Intercompany interest	(21,906)	21,859	47	—	—
Other expenses (income), net	240	(871)	601	—	(30)
Total other expenses, net	6,895	20,993	543	—	28,431
Earnings before income taxes	**16,950**	**166,491**	**1,425**	—	**184,866**
Income tax expense (benefit)	(4,622)	69,441	1,062	—	65,881
Equity in net earnings of subsidiaries	97,413	363	—	(97,776)	—
Net earnings	**$ 118,985**	**$ 97,413**	**$ 363**	**$ (97,776)**	**$ 118,985**
Other comprehensive income	**799**	**1,496**	**1,496**	**(2,992)**	**799**
Comprehensive income	**$ 119,784**	**$ 98,909**	**$ 1,859**	**$ (100,768)**	**$ 119,784**

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2011
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Revenues	**$ 779,494**	**$ 1,787,530**	**$ 73,202**	**$ (404,267)**	**$ 2,235,959**
Costs and expenses:					
Cost of sales	667,389	1,153,832	52,458	(203,408)	1,670,271
Selling, general and administrative	107,112	408,853	13,954	(200,859)	329,060
Amortization expense	23	12,601	—	—	12,624
Total costs and expenses	774,524	1,575,286	66,412	(404,267)	2,011,955
Earnings from operations	**4,970**	**212,244**	**6,790**	**—**	**224,004**
Other expenses and income:					
Interest expense, net	35,432	—	(108)	—	35,324
Intercompany interest	(26,331)	26,012	319	—	—
Loss on extinguishment of debt	16,318	—	—	—	16,318
Other expenses (income), net	(2,919)	(4,657)	194	—	(7,382)
Total other expenses, net	22,500	21,355	405	—	44,260
Earnings (loss) before income taxes	**(17,530)**	**190,889**	**6,385**	**—**	**179,744**
Income tax expense	398	63,798	2,118	—	66,314
Equity in net earnings of subsidiaries	131,358	4,267	—	(135,625)	—
Net earnings	**113,430**	**131,358**	**4,267**	**(135,625)**	**113,430**
Other comprehensive loss	(524)	(331)	(331)	662	(524)
Comprehensive income	**$ 112,906**	**$ 131,027**	**$ 3,936**	**$ (134,963)**	**$ 112,906**

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Comprehensive Income
Year Ended December 31, 2010
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Revenues	**$ 946,595**	**$ 1,596,392**	**$ 70,498**	**$ (279,973)**	**$ 2,333,512**
Costs and expenses:					
Cost of sales	765,807	1,097,018	49,343	(187,562)	1,724,606
Selling, general and administrative	153,294	295,677	14,704	(92,411)	371,264
Amortization expense	23	12,601	—	—	12,624
Total costs and expenses	919,124	1,405,296	64,047	(279,973)	2,108,494
Gain from litigation settlement, net	490,085	—	—	—	490,085
Earnings from operations	**517,556**	**191,096**	**6,451**	—	**715,103**
Other expenses and income:					
Interest expense, net	64,315	3	(67)	—	64,251
Intercompany interest	(56,786)	56,553	233	—	—
Loss on extinguishment of debt	23,873	—	—	—	23,873
Other income, net	(2,217)	(3,244)	(215)	—	(5,676)
Total other expenses (income), net	29,185	53,312	(49)	—	82,448
Earnings before income taxes	**488,371**	**137,784**	**6,500**	—	**632,655**
Income tax expense	196,948	48,208	2,094	—	247,250
Equity in net earnings of subsidiaries	93,982	4,406	—	(98,388)	—
Net earnings	**385,405**	**93,982**	**4,406**	**(98,388)**	**385,405**
Other comprehensive income	7,568	6	6	(12)	7,568
Comprehensive income	**$ 392,973**	**$ 93,988**	**$ 4,412**	**$ (98,400)**	**$ 392,973**

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2012
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Net cash provided by operating activities	**$ 47,942**	**$ 95,691**	**$ 2,406**	**$ —**	**$ 146,039**
Cash flows from investing activities:					
Additions to property, plant and equipment	(6,388)	(14,494)	(312)	—	(21,194)
Digital acquisitions, net of cash acquired	—	(18,653)	—	—	(18,653)
Proceeds from sale of property, plant and equipment	250	5	6	—	261
Net cash used in investing activities	**(6,138)**	**(33,142)**	**(306)**	**—**	**(39,586)**
Cash flows from financing activities:					
Cash provided by (used in) intercompany activity	67,305	(59,347)	(7,958)	—	—
Repayments of long-term debt	(15,000)	—	—	—	(15,000)
Repurchases of common stock	(111,962)	—	—	—	(111,962)
Proceeds from issuance of common stock	11,802	—	—	—	11,802
Net cash used in financing activities	**(47,855)**	**(59,347)**	**(7,958)**	**—**	**(115,160)**
Effect of exchange rate changes on cash and cash equivalents	—	—	1,447	—	1,447
Net increase (decrease) in cash and cash equivalents	(6,051)	3,202	(4,411)	—	(7,260)
Cash and cash equivalents at beginning of period	68,887	7,543	25,541	—	101,971
Cash and cash equivalents at end of period	**$ 62,836**	**$ 10,745**	**$ 21,130**	**$ —**	**$ 94,711**

VALASSIS COMMUNICATIONS, INC.
Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2011
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Net cash provided by operating activities	**$ 65,619**	**$ 134,266**	**$ 356**	**$ —**	**$ 200,241**
Cash flows from investing activities:					
Additions to property, plant and equipment	(12,696)	(8,793)	(231)	—	(21,720)
Proceeds from sale of property, plant and equipment	66	134	—	—	200
Proceeds from sale of available-for-sale securities	1,494	—	—	—	1,494
Net cash used in investing activities	**(11,136)**	**(8,659)**	**(231)**	**—**	**(20,026)**
Cash flows from financing activities:					
Cash provided by (used in) intercompany activity	126,090	(126,090)	—	—	—
Borrowings of long-term debt	610,000	—	—	—	610,000
Repayments of long-term debt	(713,667)	—	—	—	(713,667)
Debt issuance costs	(11,695)	—	—	—	(11,695)
Repurchases of common stock	(215,071)	—	—	—	(215,071)
Proceeds from issuance of common stock	6,814	—	—	—	6,814
Net cash used in financing activities	**(197,529)**	**(126,090)**	**—**	**—**	**(323,619)**
Effect of exchange rate changes on cash and cash equivalents	—	—	(560)	—	(560)
Net decrease in cash and cash equivalents	(143,046)	(483)	(435)	—	(143,964)
Cash and cash equivalents at beginning of period	211,933	8,026	25,976	—	245,935
Cash and cash equivalents at end of period	**$ 68,887**	**$ 7,543**	**$ 25,541**	**$ —**	**$ 101,971**

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2010
(in thousands of U.S. dollars)

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
Net cash provided by operating activities	**$ 315,019**	**$ 139,822**	**$ 8,485**	**$ —**	**$ 463,326**
Cash flows from investing activities:					
Additions to property, plant and equipment	(12,282)	(14,064)	(332)	—	(26,678)
Additions to intangible assets	(7,582)	—	—	—	(7,582)
Proceeds from sale of property, plant and equipment	99	—	—	—	99
Proceeds from sale of available-for-sale securities	465	—	—	—	465
Net cash used in investing activities	**(19,300)**	**(14,064)**	**(332)**	**—**	**(33,696)**
Cash flows from financing activities:					
Cash provided by (used in) intercompany activity	125,346	(125,346)	—	—	—
Repayments of long-term debt	(304,845)	—	—	—	(304,845)
Repurchases of common stock	(58,225)	—	—	—	(58,225)
Proceeds from issuance of common stock	49,461	—	—	—	49,461
Net cash used in financing activities	**(188,263)**	**(125,346)**	**—**	**—**	**(313,609)**
Effect of exchange rate changes on cash and cash equivalents	—	—	68	—	68
Net decrease in cash and cash equivalents	107,456	412	8,221	—	116,089
Cash and cash equivalents at beginning of period	104,477	7,614	17,755	—	129,846
Cash and cash equivalents at end of period	**$ 211,933**	**$ 8,026**	**$ 25,976**	**$ —**	**$ 245,935**

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a a summary of the quarterly results of operations for the years ended December 31, 2012, 2011 and 2010:

(in millions of U.S. dollars, except per share data)	Three Months Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Revenues	$ 518.6	$ 540.2	$ 523.8	$ 579.5
Cost of sales	$ 388.9	$ 403.7	$ 388.3	$ 429.2
Gross profit	$ 129.7	$ 136.5	$ 135.5	$ 150.3
Net earnings	$ 26.4	$ 21.7 (a)	$ 36.7 (b)	$ 34.2
Net earnings per common share, diluted	$ 0.60	$ 0.51 (a)	$ 0.90 (b)	$ 0.85

(in millions of U.S. dollars, except per share data)	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Revenues	$ 547.0	$ 565.3	$ 528.4	$ 595.3
Cost of sales	$ 408.6	$ 418.0	$ 395.7	$ 448.0
Gross profit	$ 138.4	$ 147.3	$ 132.7	$ 147.3
Net earnings	$ 21.4 (c)	$ 30.3 (d)	$ 27.5	$ 34.2 (e)
Net earnings per common share, diluted	$ 0.41 (c)	$ 0.60 (d)	$ 0.58	$ 0.76 (e)

(in millions of U.S. dollars, except per share data)	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$ 550.0	$ 580.0	$ 572.4	$ 631.1
Cost of sales	$ 403.4	$ 423.8	$ 421.5	$ 475.9
Gross profit	$ 146.6	$ 156.2	$ 150.9	$ 155.2
Net earnings	$ 322.5 (f)	$ 11.1 (g)	$ 27.0	$ 24.8
Net earnings per common share, diluted	$ 6.26 (f)	$ 0.21 (g)	$ 0.52	$ 0.47

(a) Includes $4.7 million, net of tax, or $0.11 per common share, diluted, in goodwill impairment charges (for further information, see Note 2, *Goodwill and Other Intangible Assets*) and $6.0 million, net of tax, or $0.14 per common share, diluted, in restructuring and other postemployment charges (for further information, see Note 13, *Segment Reporting*)

(b) Includes $5.0 million tax benefit, or $0.12 per common share, diluted, resulting from the expiration of certain tax reserves

(c) Includes $8.2 million loss on extinguishment of debt, net of tax, or $0.16 per common share, diluted, related to our cash tender offer, consent solicitation and redemption of our outstanding 2015 Notes (for further information, see Note 3, *Long-Term Debt*)

(d) Includes $3.4 million loss on extinguishment of debt and related charges, net of tax, or $0.07 per common share, diluted, related to the replacement and termination of our Prior Senior Secured Credit Facility (for further information, see Note 3, *Long-Term Debt*)

(e) Includes $4.3 million, net of tax, or $0.09 per common share, diluted, in intangible asset write-offs (see Note 2, *Goodwill and Other Intangible Assets*, for further information) and $4.2 million, net of tax, or $0.08 per common share, diluted, in restructuring and other postemployment charges

(f) Includes $301.4 million gain on litigation settlement, net of tax and related payments, or $5.85 per common share, diluted, associated with the News America litigation settlement proceeds (for further information, see Note 6, *Gain from Litigation Settlement*)

(g) Includes $14.7 million loss on extinguishment of debt, net of tax, or $0.28 per common share, diluted, related to our tender offer and open market repurchases of $297.8 million aggregate principal amount of our 8¼% Senior Notes due 2015 (for further information, see Note 3, *Long-Term Debt*)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Valassis Communications, Inc.
Livonia, Michigan

We have audited the accompanying consolidated balance sheets of Valassis Communications, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valassis Communications, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Detroit, Michigan
March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Valassis Communications, Inc.
Livonia, Michigan

We have audited the internal control over financial reporting of Valassis Communications, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Detroit, Michigan
March 1, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our Disclosure Committee, including our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the disclosure controls and procedures are effective in ensuring that the information required to be disclosed in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during the three months ended December 31, 2012 that has materially affected, or is likely to materially affect, internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Our system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Our management conducted an evaluation, under the supervision and with the participation of our Disclosure Committee, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, our management concluded that our system of internal control over financial reporting was effective at the reasonable assurance level described above as of December 31, 2012. Our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included in **Item 8. Financial Statements and Supplementary Data** of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this report as we will file a definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is set forth in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference. On March 9, 2004, the Corporate Governance/Nominating Committee adopted as its policy that we will consider recommendations from shareholders of candidates for election as a member of our board of directors and that the process for evaluating potential candidates recommended by shareholders and derived from other sources shall be substantially the same. Prior to this action the policy of the Committee had been not to consider candidates recommended by our shareholders.

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our Chief Executive Officer, our Chief Financial Officer and our Corporate Controller. The text of this Code is available on the Internet in the "Investors/Corporate Governance" section of our Web site at www.valassis.com. We will disclose any future amendments to, or waivers from, certain provisions of this code on our Website following such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference, excluding the Compensation/Stock Option Committee Report on Executive Compensation.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

<u>PART IV</u>

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as a part of this Annual Report on Form 10-K:

1. Financial Statements. The following consolidated financial statements of Valassis Communications, Inc. and subsidiaries are included in Item 8:
   - Consolidated Balance Sheets as of December 31, 2012 and 2011;
   - Consolidated Statements of Income for the Years Ended December 31, 2012, 2011 and 2010;
   - Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010;
   - Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2012, 2011 and 2010;
   - Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010;
   - Notes to Consolidated Financial Statements; and
   - Reports of Independent Registered Public Accounting Firm.

2. Financial Statement Schedules. The following consolidated financial statement schedule of Valassis Communications, Inc. for the years ended December 31, 2012, 2011 and 2010:

Schedule II: Valuation and Qualifying Accounts
Allowance for Doubtful Accounts (Deducted from Accounts Receivable)

(in thousands of U.S. dollars)	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (1)	Balance at End of Period
Year ended December 31, 2012	$ 6,927	$ 821	$ 1,391	$ 6,357
Year ended December 31, 2011	$ 12,113	$ 4,024	$ 9,210	$ 6,927
Year ended December 31, 2010	$ 7,593	$ 10,138	$ 5,618	$ 12,113

(1) Accounts deemed to be uncollectible.

Schedules not included above have been omitted because they are not applicable, are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits. The Exhibits on the accompanying Index to Exhibits immediately following the Signatures are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALASSIS COMMUNICATIONS, INC.

By: /s/ Robert A. Mason — March 1, 2013

Robert A. Mason, President and Chief Executive Officer

Signature	Title	Date
/s/ Robert A. Mason **Robert A. Mason**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2013
/s/ Robert L. Recchia **Robert L. Recchia**	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 1, 2013
/s/ Alan F. Schultz **Alan F. Schultz**	Chairman of the Board of Directors	March 1, 2013
/s/ Joseph B. Anderson **Joseph B. Anderson**	Director	March 1, 2013
/s/ Kenneth V. Darish **Kenneth V. Darish**	Director	March 1, 2013
/s/ Thomas J. Reddin **Thomas J. Reddin**	Director	March 1, 2013
/s/ Wallace S. Snyder **Wallace S. Snyder**	Director	March 1, 2013
/s/ Luis A. Ubinas **Luis A. Ubinas**	Director	March 1, 2013
/s/ Faith Whittlesey **Faith Whittlesey**	Director	March 1, 2013

ITEM 6. EXHIBITS

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of July 5, 2006, by and among Valassis, ADVO, Inc. and Michigan Acquisition Corporation (incorporated by reference to Exhibit 2.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 10, 2006).
2.2	Amendment No. 1, dated as of December 18, 2006, to the Agreement and Plan of Merger, dated as of July 5, 2006, by and among Valassis, Michigan Acquisition Corporation and ADVO, Inc. (incorporated by reference to Exhibit 2.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 20, 2006).
3.1	Restated Certificate of Incorporation of Valassis (incorporated by reference to Exhibit 3.1 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) filed on January 21, 1992).
3.2	Amended and Restated By-laws of Valassis (incorporated by reference to Exhibit 3.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 5, 2008).
4.1	Certificate of Designations of Preferred Stock of Valassis filed with the Office of the Secretary of State of Delaware on September 21, 1999 (incorporated by reference to Exhibit 4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on September 23, 1999).
4.2	Indenture dated as of May 22, 2003, between Valassis and BNY Midwest Trust Company, as trustee, relating to the Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.1 to Valassis' Registration Statement on Form S-3 (SEC File No. 333-107787) filed August 8, 2003).
4.3	First Supplemental Indenture, dated as of March 2, 2007, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).
4.4	Second Supplemental Indenture, dated as of June 27, 2011, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 1, 2011).
4.5	Indenture, dated as of March 2, 2007, by and among Valassis, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the 8¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).
4.6	First Supplemental Indenture, dated as of April 20, 2009, by and among Valassis, Valassis In-Store Solutions, Inc., Perimeter Marketing Company and Wells Fargo Bank, National Association, as trustee, relating to the 8¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2009 filed on May 8, 2009).
4.7	Second Supplemental Indenture, dated as of October 19, 2010, by and among Valassis, VC Holdings, LLC and Wells Fargo Bank, National Association, as trustee, relating to the 8¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2010 filed on November 8, 2010).
4.8	Third Supplemental Indenture, dated as of January 28, 2011, by and among Valassis, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the 8¼% Senior Notes due 2015 (incorporated by reference to Exhibit 4.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 3, 2011).
4.9	Indenture, dated as of January 28, 2011, by and among Valassis, the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee, relating to the 6 5/8% Senior Notes due 2021 (incorporated by reference to Exhibit 4.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 3, 2011).
4.10	Registration Rights Agreement, dated as of January 28, 2011, by and among Valassis, the Subsidiary Guarantors named therein and Merrill Lynch, Pierce, Fenner and Smith Incorporated, as representative of the initial purchasers (incorporated by reference to Exhibit 4.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 3, 2011).
10.1*	Employment Agreement, dated January 20, 1992 among Robert L. Recchia, Valassis and Valassis Inserts, Inc., including amendment dated February 11, 1992 (incorporated by reference to Exhibit 10.5 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) originally filed on January 21, 1992).
10.1(a)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated January 2, 1996 (incorporated by reference to Exhibit 10.6(a) to Valassis' Form 10-K) (SEC File No. 001-10991) for the year ended December 31, 1995 filed on March 29, 1996).
10.1(b)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated January 3, 1997 (incorporated by reference to Exhibit 10.6(b) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1996 filed on March 27, 1997).

10.1(c)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Robert L. Recchia dated December 9, 1998 (incorporated by reference to Exhibit 10.3(c)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.1(d)*	Amendment to Employment Agreement of Robert L. Recchia dated December 23, 1999 (incorporated by reference to Exhibit 10.3(d) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000).
10.1(e)*	Amendment to Employment Agreement of Robert L. Recchia dated March 14, 2001 (incorporated by reference to Exhibit 10.3(e) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001).
10.1(f)*	Amendment to Employment Agreement of Robert L. Recchia dated December 20, 2001 (incorporated by reference to Exhibit 10.3(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 21, 2001 filed on March 29, 2002).
10.1(g)*	Amendment to Employment Agreement of Robert L. Recchia dated July 8, 2002 (incorporated by reference to Exhibit 10.3(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).
10.1(h)*	Amendment to Employment Agreement of Robert L. Recchia dated January 11, 2005 (incorporated by reference to Exhibit 10.3(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005).
10.1(i)*	Amendment to Employment Agreement of Robert L. Recchia dated as of May 24, 2007 (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 25, 2007).
10.1(j)*	Amendment to Employment Agreement of Robert L. Recchia dated as of December 23, 2008 (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008).
10.1(k)*	Amendment to Employment Agreement of Robert L. Recchia dated May 23, 2012 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 24, 2012).
10.1(l)*	Amendment to Employment Agreement of Robert L. Recchia, dated as of January 7, 2013 (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 11, 2013).
10.2*	Employment Agreement of Richard P. Herpich dated as of January 17, 1994 (incorporated by reference to Exhibit 10.5* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.2(a)*	Amendment to Employment Agreement of Richard P. Herpich dated June 30, 1994 (incorporated by reference to Exhibit 10.5(a)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.2(b)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 19, 1995 (incorporated by reference to Exhibit 10.5(b)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.2(c)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated February 18, 1997 (incorporated by reference to Exhibit 10.5(c)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.2(d)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 30, 1997 (incorporated by reference to Exhibit 10.5(d)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.2(e)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreements of Richard P. Herpich dated December 15, 1998 (incorporated by reference to Exhibit 10.5(e)* to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.2(f)*	Amendment to Employment Agreement of Richard P. Herpich dated January 4, 2000 (incorporated by reference to Exhibit 10.5(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000).
10.2(g)*	Amendment to Employment Agreement of Richard P. Herpich dated December 21, 2000 (incorporated by reference to Exhibit 10.5(g) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001).
10.2(h)*	Amendment to Employment Agreement of Richard P. Herpich dated December 20, 2001 (incorporated by reference to Exhibit 10.5(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2001 filed on March 29, 2002).
10.2(i)*	Amendment to Employment Agreement of Richard P. Herpich dated May 13, 2002 (incorporated by reference to Exhibit 10.5(i) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).
10.(j)*	Amendment to Employment Agreement of Richard P. Herpich dated July 8, 2002 (incorporated by reference to Exhibit 10.5(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).

10.2(k)*	Amendment to Employment Agreement of Richard P. Herpich dated January 14, 2005 (incorporated by reference to Exhibit 10.5(k) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005).
10.2(l)*	Amendment to Employment Agreement of Richard P. Herpich dated January 18, 2007 (incorporated by reference to Exhibit 10.3 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2007 filed on May 10, 2007).
10.2(m)*	Amendment to Employment Agreement of Richard P. Herpich dated as of December 23, 2008 (incorporated by reference to Exhibit 10.4 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008).
10.2(n)*	Amendment to Employment Agreement of Richard P. Herpich dated as of December 31, 2009 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 7, 2010).
10.2(o)*	Consulting Agreement, dated as of October 24, 2011, by and between Valassis Communications, Inc. and Richard P. Herpich (incorporated by reference to Exhibit 10.3 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2011 filed on November 8, 2011)
10.3*	Employment Agreement among Alan F. Schultz, Valassis and Valassis Inserts, Inc. dated March 18, 1992 (incorporated by reference to Exhibit 10.17 to Valassis' Registration Statement on Form S-1 (SEC File No. 33-45189) originally filed on January 21, 1992).
10.3(a)*	Amendment to Employment Agreement among Alan F. Schultz, Valassis and Valassis Inserts, Inc. dated January 3, 1995 (incorporated by reference to Exhibit 10.16(a) to Valassis' Form 10-K (SEC File No. 001-10991) for the transition period of July 1, 1994 to December 31, 1994 filed on March 31, 1995).
10.3(b)*	Amendment to Employment Agreement and Non Qualified Stock Option of Alan F. Schultz dated December 19, 1995 (incorporated by reference to Exhibit 10.16(b) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1995 filed on March 29, 1996).
10.3(c)*	Amendment to Employment Agreement and Non Qualified Stock Option Agreement of Alan F. Schultz dated September 15, 1998 (incorporated by reference to Exhibit 10.16(c) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 1998 filed on November 12, 1998).
10.3(d)*	Amendment to Employment Agreement of Alan F. Schultz dated December 16, 1999 (incorporated by reference to Exhibit 10.11(d) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1999 filed on March 28, 2000).
10.3(e)*	Amendment to Employment Agreement of Alan F. Schultz dated March 14, 2001 (incorporated by reference to Exhibit 10.11 (e) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2000 filed on March 27, 2001).
10.3(f)*	Amendment to Employment Agreement of Alan F. Schultz dated December 20, 2001 (incorporated by reference to Exhibit 10.11(f) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2001 filed on March 29, 2002).
10.3(g)*	Amendment to Employment Agreement of Alan F. Schultz dated June 26, 2002 (incorporated by reference to Exhibit 10.11(g) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).
10.3(h)*	Amendment to Employment Agreement of Alan F. Schultz dated December 21, 2004 (incorporated by reference to Exhibit 10.11(h) to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2004 filed on March 15, 2005).
10.3(i)*	Amendment to Employment Agreement of Alan F. Schultz dated December 21, 2007 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 28, 2007).
10.3(j)*	Amendment to Employment Agreement of Alan F. Schultz dated May 12, 2008 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 13, 2008).
10.3(k)*	Amendment to Employment Agreement of Alan F. Schultz dated December 23, 2008 (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008).
10.3(l)*	Consulting Agreement, dated as of August 22, 2011, by and between Valassis Communications, Inc. and Alan F. Schultz (incorporated by reference to Exhibit 10.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2011 filed on November 8, 2011)
10.4*	Employment Agreement dated September 28, 2009, between Brian J. Husselbee, NCH Marketing Services, Inc. and Valassis (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on September 30, 2009).
10.4(a)*	Amendment to Employment Agreement of Brian J. Husselbee dated December 31, 2009 (incorporated by reference to Exhibit 10.3 to Valassis' From 8-K (SEC File No. 001-10991) filed on January 7, 2010).
10.4(b)*	Amendment to Employment Agreement of Brian J. Husselbee dated May 23, 2012 (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on May 24, 2012).
10.4(c)*	Amendment to Employment Agreement of Brian J. Husselbee, dated as of January 7, 2013 (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 11, 2013).

10.5	Lease for New Headquarters Building (incorporated by reference to Exhibit 10.21 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 1996 filed on August 14, 1996).
10.6*	Employee Stock Purchase Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 25, 1996).
10.7*	Valassis Communications, Inc. Amended and Restated 1992 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 1998 filed on March 25, 1999).
10.8*	Employment Agreement by and among Robert A. Mason, Valassis Communications, Inc. and Valassis Sales and Marketing, Inc., dated as of January 1, 2002, as amended (incorporated by reference to Exhibit 10.1 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2011 filed on May 10, 2011)
10.8(a)*	Amendment to Employment Agreement of Robert A. Mason, dated as of August 22, 2011 (incorporated by reference to Exhibit 10.2 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2011 filed on November 8, 2011)
10.8(b)*	Amendment to Employment Agreement of Robert A. Mason, dated as of January 7, 2013 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 11, 2013).
10.9*	Valassis Communications, Inc. Supplemental Benefit Plan dated September 15, 1998 (incorporated by reference to Exhibit 10.24 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).
10.9(a)*	First Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated June 25, 2002 (incorporated by reference to Exhibit 10.24(a) to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended June 30, 2002 filed on August 14, 2002).
10.9(b)*	Second Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated December 23, 2008 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on December 24, 2008).
10.9(c)*	Third Amendment to Valassis Communications, Inc. Supplemental Benefit Plan dated July 8, 2010 (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 9, 2010).
10.10*	Valassis Communications, Inc. 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit A to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 15, 2002).
10.11*	Valassis Communications, Inc. Broad-Based Incentive Plan (incorporated by reference to Exhibit 10.27 to Valassis' Form 10-K (SEC File No. 001 10991) for the year ended December 31, 2002 filed on March 25, 2003).
10.12*	Valassis Communications, Inc. 2005 Executive Restricted Stock Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 5, 2005).
10.13*	Valassis Communications, Inc. 2005 Employee and Director Restricted Stock Award Plan (incorporated by reference to Exhibit D to Valassis' Proxy Statement (SEC File No. 001-10991) filed on April 5, 2005).
10.14	Credit Agreement, dated as of March 2, 2007, by and among Valassis, Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).
10.15	First Amendment to Credit Agreement, dated as of January 22, 2009, by and among Valassis, the several lenders parties thereto, and Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on January 27, 2009).
10.16	Second Amendment to Credit Agreement, dated as of April 15, 2010, by and among Valassis, the several lender parties thereto, and Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on April 16, 2010).
10.17	Guarantee, Security and Collateral Agency Agreement, dated as of March 2, 2007, by and among Valassis and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).
10.18*	ADVO, Inc. 2006 Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to Valassis' Registration Statement on Form S-8 (SEC File No. 333-142661) filed on May 7, 2007).

10.19	Agreement for Information Technology Services, dated April 1, 2005 between ADVO, Inc. and International Business Machine ("IBM") (incorporated by reference to Exhibit 10(a) to ADVO's Form 10-Q (SEC File No. 001-11720) for the quarter ended March 26, 2005 filed on May 5, 2005).
10.2	Agreement for NetWorkStation Management Services, dated April 1, 2005 between ADVO, Inc. and IBM (incorporated by reference to Exhibit 10(c) to ADVO's Form 10-Q (SEC File No. 001-11720) for the quarter ended March 26, 2005 filed on May 5, 2005).
10.21	Assignment Agreement among IBM, ADVO, Inc. and Valassis (incorporated by reference to Exhibit 10.2 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended September 30, 2008 filed on November 10, 2008).
10.22	Valassis' Summary of Non-Employee Director Compensation (incorporated by reference to Exhibit 10.22 to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2011 filed on March 1, 2011).
10.23	Purchase and Sale Agreement, dated March 19, 2008, between Valassis Direct Mail, Inc. and Siro II, LLC, as amended (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008).
10.24	One Targeting Centre Lease, dated June 19, 2008, by and between 1 Targeting Centre LLC, Smith CT 3, LLC, Smith CT 4, LLC and Valassis Direct Mail, Inc. (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008).
10.25	235 Great Pond Lease, dated June 19, 2008, by and between 235 Great Pond, LLC, Smith CT 7, LLC, Smith CT 8, LLC and Valassis Direct Mail, Inc. (incorporated by reference to Exhibit 10.3 to Valassis' Form 8-K (SEC File No. 001-10991) filed on June 24, 2008).
10.26*	Valassis Communications, Inc. 2008 Senior Executives Semi-Annual Bonus Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on March 20, 2008).
10.27*	Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit D to Valassis' Proxy Statement (SEC File No. 001-10991) filed on March 20, 2008).
10.27(a)*	Amendment to Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit C to Valassis' Proxy Statement (SEC File No. 001-10991) filed on March 29, 2012).
10.28*	Form of Non-Qualified Stock Option Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2010 filed on May 7, 2010).
10.29*	Form of Restricted Stock Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to Valassis' Form 10-Q (SEC File No. 001-10991) for the quarter ended March 31, 2010 filed on May 7, 2008).
10.30*	Form of Performance-Based Restricted Stock Agreement for Executive Officers and Directors under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.30 to Valassis' Form 10-K (SEC File No. 001-10991) for the year ended December 31, 2011 filed on March 1, 2011).
10.31	Settlement Agreement and Release, dated as of February 4, 2010, between Valassis Communications, Inc. and News America Incorporated (a/k/a News America Marketing Group), News America Marketing FSI, LLC (successor in interest to News America Marketing FSI, Inc.) and News America Marketing In-Store Services, LLC (successor in interest to News America Marketing In-Store Services, Inc.) (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on February 8, 2010).
10.32	Credit Agreement, dated as of June 27, 2011, by and among Valassis Communications, Inc., JPMorgan Chase Bank, N.A., as administrative agent, and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc., as joint bookrunners and joint lead arrangers, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 1, 2011).
10.33	Guarantee and Collateral Agreement, dated as of June 27, 2011, by and among Valassis Communications, Inc. and certain of its domestic subsidiaries signatory thereto, as grantors, in favor of JPMorgan Chase Bank, N.A., in its capacity as administrative agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.2 to Valassis' Form 8-K (SEC File No. 001-10991) filed on July 1, 2011).

12.1	Statements of Computation of Ratios.
21.1	Subsidiaries of Valassis Communications, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Section 302 Certification of Robert A. Mason
31.2	Section 302 Certification of Robert L. Recchia
32.1	Section 906 Certification of Robert A. Mason
32.2	Section 906 Certification of Robert L. Recchia
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

* Constitutes a management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files included as Exhibits 101 hereto (i) shall not be deemed "filed" or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, (ii) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and (iii) otherwise are not subject to liability under those sections.

Stock Performance Graph

The following performance graph compares the annual cumulative total stockholder return on our common stock with the annual cumulative total returns of the Standard & Poor's 500 Stock Index and a peer group for the five years ended December 31, 2008, 2009, 2010, 2011 and 2012, based on an assumed investment of $100 on December 31, 2007 with all dividends being reinvested. Our peer group consists of the following companies: R.R. Donnelley & Sons; Interpublic Group of Companies; Acxiom Corporation; and Harte-Hanks, Inc.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$300
$250
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Valassis Communications, Inc.
S&P 500 Index
Peer Group

Company Name / Index	Base Period December 31, 2007	Year Ended December 31, 2008	2009	2010	2011	2012
Valassis Communications, Inc.	$100	$ 11.29	$ 156.20	$ 276.73	$ 164.50	$ 223.18
S&P 500 Index	$100	$ 63.00	$ 79.67	$ 91.68	$ 93.61	$ 108.59
Peer Group	$100	$ 42.82	$ 76.60	$ 86.23	$ 75.52	$ 76.25

The stock price performance graph and related information shall not be deemed to be "soliciting material" or incorporated by reference by any general statement into any filing under the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define adjusted EBITDA as net earnings before income tax expense, interest expense, net, loss on extinguishment of debt, depreciation and amortization, other non-cash expense (income), net, stock-based compensation expense and impairment charges and other non-recurring costs. The following table provides a reconciliation of adjusted EBITDA to net earnings and cash flows from operating activities:

	Year Ended December 31,	
(in millions of U.S. dollars)	2012	2011
Net earnings	$ 119.0	$ 113.4
Income tax expense	65.9	66.3
Interest expense, net	28.5	35.3
Loss on extinguishment of debt	—	16.3
Depreciation and amortization	58.0	60.7
Other non-cash expense (income), net	2.9	(2.3)
EBITDA	$ 274.3	$ 289.7
Stock-based compensation expense	13.9	12.9
Impairment charges and other non-recurring costs	17.2	14.0
Adjusted EBITDA	**$ 305.4**	**$ 316.6**
Income tax expense	(65.9)	(66.3)
Interest expense, net	(28.5)	(35.3)
Changes in operating assets and liabilities	(65.0)	(14.8)
Cash flows from operating activities	$ 146.0	$ 200.2

Free Cash Flow

Free cash flow is a non-GAAP financial measure. We define free cash flow as net earnings before impairment charges and other non-recurring items, net, loss on extinguishment of debt, net, gain from litigation settlement, net of tax and related payments, depreciation and amortization, and stock-based compensation expense less capital expenditures. The following table provides a reconciliation of free cash flow to net earnings and cash flows from operating activities:

	Year Ended December 31,		
(in millions of U.S. dollars)	2012	2011	2010
Net earnings	$ 119.0	$ 113.4	$ 385.4
Impairment charges and other non-recurring costs, net	5.7	8.5	—
Loss on extinguishment of debt, net	—	11.6	14.7
Gain from litigation settlement, net of tax and related payments	—	—	(301.4)
Depreciation and amortization	58.0	60.7	61.4
Stock-based compensation expense	13.9	12.9	32.1
Capital expenditures	(21.2)	(21.7)	(26.7)
Free cash flow	**$ 175.4**	**$ 185.4**	**$ 165.5**
Capital expenditures	21.2	21.7	26.7
Tax benefit on impairment charges and other non-recurring items	11.5	10.2	9.2
Gain from litigation settlement, net of tax and related payments	—	—	301.4
Other non-cash expense (income), net	2.9	(2.3)	(5.7)
Changes in operating assets and liabilities	(65.0)	(14.8)	(33.8)
Cash flows from operating activities	$ 146.0	$ 200.2	$ 463.3

Availability of Exhibits to Annual Report on Form 10-K

This Annual Report to Shareholders includes a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, excluding exhibits, as filed with the United States Securities and Exchange Commission and available through our website at www.valassis.com/about-us/investors/investors.aspx. We will, upon written request and payment of an appropriate processing fee, provide our shareholders with copies of the exhibits to our Annual Report on Form 10-K. Please address your request to Valassis Communications, Inc., 19975 Victor Parkway, Livonia, Michigan 48152, Attention: Investor Relations.

Valassis World Headquarters
19975 Victor Parkway
Livonia, MI 48152
734.591.3000
www.valassis.com
www.save.com
www.redplum.com

U.S. Locations
Auburn, **Washington** | Aurora, **Colorado** | Austell, **Georgia** | Belleville, **Michigan** | Charlotte, **North Carolina** | Cincinnati, **Ohio** | Columbia, **Maryland** Commerce, **California** | Costa Mesa, **California** Dallas, **Texas** | Deerfield, **Illinois** | Deer Park, **Texas** Durham, **North Carolina** | East Taunton, **Massachusetts** | Edison, **New Jersey** | El Paso, **Texas** | Florence, **Kentucky** | Folcroft, **Pennsylvania** Houston, **Texas** | Independence, **Ohio** | King of Prussia, **Pennsylvania** | Livonia, **Michigan** Louisville, **Kentucky** | Miami Lakes, **Florida** | Milwaukee, **Wisconsin** | Newark, **California** | Newark, **Delaware** | Newton, **Massachusetts** | New York, **New York** | Oakbrook Terrace, **Ilinois** | Orlando, **Florida** | Phoenix, **Arizona** | Pittsburgh, **Pennsylvania** San Mateo, **California** | Sacramento, **California** | Salt Lake City, **Utah** | Santa Monica, **California** | Shelton, **Connecticut** | St. Louis Park, **Minnesota** | Tampa, **Florida** | Tigard, **Oregon** | Unincorporated, **Missouri** Wichita, **Kansas** | Windsor, **Connecticut** Worthington, **Ohio**

International Locations
Aranjuez, Spain
Bialogard, Poland
Corby, England
Delicias, Mexico
Hamburg, Germany
Juarez, Mexico
Madrid, Spain
Milan, Italy
Nuevo Laredo, Mexico
Toronto, Canada

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Corporate Governance
Valassis remains committed to the high standards of corporate governance. Our corporate governance guidelines, code of business conduct and ethics and detailed information about our board committees and charters are available on the "Investors" section of www.valassis.com.

Board of Directors
Joseph B. Anderson Jr. (G, chairperson)
Chairman and CEO, TAG Holdings, LLC

Kenneth V. Darish (A, C)
Former CFO, BBDO Windsor, an Omnicom company

Robert A. Mason
Valassis President and Chief Executive Officer

Robert L. Recchia (E)
Valassis Executive Vice President, Treasurer and CFO

Thomas J. Reddin (A, C, chairperson)
Owner of Red Dog Ventures

Alan F. Schultz (E)
Chairman of the Board

Wallace S. Snyder (A, chairperson)
Retired President and CEO,
American Advertising Federation

Luis A. Ubiñas (C, G)
President of the Ford Foundation

Ambassador Faith Whittlesey (G, E)
Chairman Emeritus of the Board, American Swiss Foundation, New York; President, Maybrook Associates, Inc.

Valassis would like to pay tribute to **Dr. Walter H. Ku**, Ph.D, a long-term member of Valassis' Board of Directors, who lost his fight to cancer in October 2012. In addition, Valassis recognizes **Patrick F. Brennan**, who retired from the Valassis Board of Directors in 2012 after 15 years of service to Valassis.

Board Committees
A – Audit
C – Compensation/Stock Option
E – Executive
G – Corporate Governance/Nominating

Executive Officers
Robert A. Mason
President and Chief Executive Officer

Suzanne C. Brown
Executive Vice President, Sales and Marketing

Ronald L. Goolsby
Chief Operating Officer

Brian J. Husselbee
President and CEO
NCH Marketing Services, Inc.

James Parkinson
Executive Vice President, Chief Digital and Technology Officer

Robert L. Recchia
Executive Vice President, Treasurer and CFO

Todd L. Wiseley
General Counsel, Executive Vice President of Administration and Secretary

Cautionary Statements Regarding Forward-looking Statements

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: price competition from our existing competitors; new competitors in any of our businesses; possible consolidation in our client base, a significant decrease in the number of stores in our in-store retailer network or a shift in client preferences for different promotional materials, strategies or coupon delivery methods, including, without limitation, as a result of declines in newspaper circulation and/or increased competition from new media formats including digital; an unforeseen increase in paper or postal costs; changes which affect the businesses of our clients and lead to reduced sales promotion spending, including, without limitation, a decrease of marketing budgets which are generally discretionary in nature and easier to reduce in the short-term than other expenses; our substantial indebtedness, and ability to refinance such indebtedness, if necessary, and our ability to incur additional indebtedness, may affect our financial health; the financial condition, including bankruptcies, of our clients, suppliers, senior secured credit facility lenders or other counterparties; certain covenants in our debt documents could adversely restrict our financial and operating flexibility; fluctuations in the amount, timing, pages, weight and kinds of advertising pieces from period to period, due to a change in our clients' promotional needs, inventories and other factors, including, without limitation, high levels of coupon redemption rates; our failure to attract and retain qualified personnel may affect our business and results of operations; a rise in interest rates could increase our borrowing costs; governmental regulation or litigation affecting aspects of our business, including laws and regulations related to the internet, internet-related technologies and activities, privacy and data security; potential security measure breaches or attacks; clients experiencing financial difficulties, or otherwise being unable to meet their obligations as they become due, could affect our results of operations and financial condition; uncertainty in the application and interpretation of applicable state sales tax laws may expose us to additional sales tax liability; a reduction in, or discontinuance of, dividend payments or stock repurchases; and general economic conditions, whether nationally, internationally, or in the market areas in which we conduct our business, including the adverse impact of the ongoing economic downturn on the marketing expenditures and activities of our clients and prospective clients as well as our vendors, with whom we rely on to provide us with quality materials at the right prices and in a timely manner. These and other risks and uncertainties related to our business are described in greater detail in our filings with the United States Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q and the foregoing information should be read in conjunction with these filings. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2012 Valassis Annual Report
Coordination: April Masters, Valassis Investor Relations
Design: Cindy Carleton and Lisa Bianchi,
Valassis Creative Services
Photography: Dave Budnick,
Valassis Corporate Process Improvement
Contribution: Cindy Hopman and Katie Kramer, Valassis Corporate Communications

Valassis Annual Meeting
Friday, May 3, 2013 at 9 a.m. (EDT) at
Valassis World Headquarters
19975 Victor Parkway
Livonia, MI 48152

Shareholder Information
Investor Relations
19975 Victor Parkway
Livonia, MI 48152
734.591.7375
NYSE: VCI

Transfer Agent and Registrar
Inquiries regarding stock certificate holdings, changes in registration or address, lost certificates and other shareholder account matters should be directed to:

Computershare Inc.
Courier Service
250 Royall Street
Canton, MA 02021

First Class/Registered/Certified Mail:
P.O. Box 43078
Providence, RI 02940

800.622.6757 (U.S., Canada, Puerto Rico)
781.575.4735 (Outside the U.S.)

web.queries@computershare.com
Investor Centre℠: www.computershare.com/investor


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Valassis

19975 Victor Parkway | Livonia, MI 48152 | 734.591.3000
www.valassis.com | www.save.com | www.redplum.com